3/31


05006946

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BCE Emergis Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FILE NO. 82- 5206 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/1/05

82-5206

RECEIVED
2005 MAR 11 P 1:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BCE EMERGIS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

ARLS
12-31-04

MANAGEMENT'S REPORT

The accompanying Consolidated financial statements of Emergis Inc. and its subsidiaries (collectively the "Company"), and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The Consolidated financial statements have been prepared by management in conformity with Canadian Generally Accepted Accounting Principles. The financial statements include some amounts that are based on estimates and judgements of management and in their opinion present fairly the Company's financial position, results of operations and cash flows. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

Management, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that the Company's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee reviews the Company's annual Consolidated financial statements and other information in this annual report, and recommends their approval by the Board of Directors. The shareholders' auditors have free and independent access to the Audit Committee.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.

François Côté
President and Chief Executive Officer

John Valentini
Chief Financial Officer

Montréal, Québec, Canada
February 23, 2005

AUDITORS' REPORT

To the Shareholders of
Emergis Inc.

We have audited the Consolidated balance sheets of Emergis Inc., (formerly BCE Emergis Inc.), as at December 31, 2004 and 2003 and the Consolidated statements of earnings, deficit and cash flows for the years then ended. These Consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants

Montréal, Québec, Canada
February 23, 2005

EMERGIS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

In millions of Canadian dollars, except per share data
Years ended December 31

	2004	2003
Revenue	218.5	284.0
Direct costs	52.9	79.8
Gross margin	165.6	204.2
Income from contract settlements (Note 7)	13.8	-
Expenses		
Operations	64.2	87.2
Sales and marketing	23.6	30.5
Research and development, net (Notes 17 and 21)	34.1	36.0
General and administrative	26.0	36.8
Restructuring and other charges (Note 12)	18.7	38.2
	166.6	228.7
Earnings (loss) before under-noted items	12.8	(24.5)
Depreciation	12.9	14.4
Amortization of intangible assets	16.1	20.6
Interest income	(10.6)	(17.5)
Interest on long-term debt	2.4	3.9
Gain on sale of assets (Note 6)	(12.2)	-
Loss on foreign exchange	4.5	0.9
Other	(0.1)	(0.6)
Loss from continuing operations before income taxes	(0.2)	(46.2)
Income taxes (Note 17)		
Current	1.9	2.9
Future	69.9	11.5
	71.8	14.4
Net loss from continuing operations	(72.0)	(60.6)
Income (loss) from discontinued operations, net of income taxes (Note 8)	10.3	(36.2)
Net loss	(61.7)	(96.8)
Basic and diluted loss per share from continuing operations (Note 14)	(0.70)	(0.59)
Basic and diluted income (loss) per share from discontinued operations	0.10	(0.35)
Basic and diluted loss per share	(0.60)	(0.94)
Weighted average number of shares outstanding used in computing basic and diluted loss per share (in millions)	103.4	102.5

The accompanying Notes are an integral part of the Consolidated financial statements.

EMERGIS INC.
CONSOLIDATED STATEMENTS OF DEFICIT

In millions of Canadian dollars
Years ended December 31

	2004	2003
Deficit, beginning of year	(1,176.9)	(1,080.1)
Net loss	(61.7)	(96.8)
Deficit, end of year	(1,238.6)	(1,176.9)

The accompanying Notes are an integral part of the Consolidated financial statements.

EMERGIS INC.

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars
As at December 31

	2004	2003
ASSETS		
Current		
Cash and cash equivalents	204.8	128.6
Accounts receivable	19.4	25.4
Future income taxes (Note 17)	0.2	-
Other current assets (Notes 21 and 23)	16.8	31.1
Current assets held for sale (Note 8)	-	272.7
	241.2	457.8
Fixed assets (Note 3)	25.6	26.1
Intangible assets (Note 4)	31.3	24.2
Goodwill	46.6	38.6
Future income taxes (Note 17)	-	77.3
Other long-term assets	7.3	3.6
Long-term assets held for sale (Note 8)	-	13.1
	352.0	640.7
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 12)	94.2	144.9
Deferred revenue (Note 13)	6.3	27.9
Deferred credits (Note 13)	5.3	8.9
Current portion of long-term debt (Note 9)	8.3	17.4
Current liabilities related to assets held for sale (Note 8)	-	7.7
	114.1	206.8
Deferred credits and other	5.9	6.9
Future income taxes (Note 17)	2.1	-
Long-term debt (Note 9)	8.9	11.7
	131.0	225.4
COMMITMENTS AND CONTINGENCIES (Note 16)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 10)	-	1,546.7
Contributed surplus (Note 10)	1,465.1	76.8
Deferred stock-based compensation (Note 5)	(0.9)	-
Deficit	(1,238.6)	(1,176.9)
Foreign currency translation adjustment (Note 18)	(4.6)	(31.3)
	221.0	415.3
	352.0	640.7

The accompanying Notes are an integral part of the Consolidated financial statements.

On behalf of the Board of Directors,

Jean C. Monty
Director

J. Spencer Lanthier
Director

EMERGIS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars
Years ended December 31

	2004	2003
Operating activities		
Net loss from continuing operations	(72.0)	(60.6)
Depreciation and amortization	29.0	35.0
Gain on sale of assets	(12.2)	-
Future income taxes	69.9	11.5
Non-cash foreign exchange loss	4.4	-
Non-cash portion of restructuring and other charges (Note 12)	1.1	16.5
Non-cash stock-based compensation (Note 5)	0.5	0.4
Deferred stock-based compensation	(0.9)	-
Other	0.5	(3.1)
Changes in working capital (Note 15)	(40.7)	52.8
Cash flows from (used for) operating activities	(20.4)	52.5
Investing activities		
Additions to fixed and intangible assets	(13.8)	(8.2)
Acquisitions (Note 11)	(23.9)	(2.6)
Cash acquired on acquisition of businesses	0.3	-
Proceeds on sale of businesses (Notes 6 and 8)	327.4	-
Cash flows from (used for) investing activities	290.0	(10.8)
Financing activities		
Repayment of long-term debt	(49.2)	(40.7)
Issue of long term debt	1.1	-
Issuance of common shares and special cash distribution (Note 10)	(148.8)	-
Cash flows used for financing activities	(196.9)	(40.7)
Foreign exchange loss on cash held in foreign currencies	(9.0)	(6.2)
Cash flows from (used for) continuing operations	63.7	(5.2)
Cash flows from discontinued operations (Note 8)	3.7	35.6
Cash and cash equivalents		
Increase	67.4	30.4
Balance, beginning of year	137.4	107.0
Balance, end of year[1]	204.8	137.4
Supplemental disclosure of cash flow information		
Interest paid	3.1	3.4
Interest received	26.6	1.5
Income taxes paid	1.8	1.2

[1]Includes the following:
Cash and cash equivalents related to:

	2004	2003
Continuing operations	204.8	128.6
Discontinued operations (Note 8)	-	8.8
	204.8	137.4

The accompanying Notes are an integral part of the Consolidated financial statements.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

1. GOVERNING STATUTE AND NATURE OF OPERATIONS

Emergis Inc., incorporated under the Canada Business Corporations Act, is a leading North American eBusiness company. Emergis, together with its subsidiaries, is hereinafter referred to as the Company. The Company powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement and loan processing, the Company delivers solutions in Canada to leading health insurance companies, the top financial institutions, government agencies and some 1,900 pharmacies, and to large enterprises in North America. On December 1, 2004, the Company changed its name from BCE Emergis Inc. to Emergis Inc. The change was made in the context of the divestiture by BCE Inc. of its interest in the Company.

2. ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Consolidated financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles and include the accounts of all its subsidiaries. Certain prior year's figures have been reclassified to conform with the current year's presentation, as well as to present the U.S. Health, eSecurity and webdoxs operations as discontinued operations.

NEW ACCOUNTING STANDARDS

Disclosure of Guarantees
Effective January 1, 2003, the Company adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. The purpose of this Guideline is to improve the transparency of the guarantor's disclosures relating to obligations and risks arising from guarantees given regardless of whether it will have to make payments under the guarantees. Disclosure required by this new accounting guideline has been provided in Note 24 to the Consolidated financial statements.

Disposal of long-lived assets and discontinued operations
Effective May 1, 2003, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3475, Disposal of long-lived assets and discontinued operations. This section provides guidance on recognizing, measuring, presenting, and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in Section 3061, Property, plant and equipment, and Section 3475, Discontinued operations. It provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lesser of its cost and fair value less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets. This section came into effect and the Company has applied these requirements for disposal activities started on or after May 1, 2003.

Impairment of long-lived assets
The CICA recently issued new Handbook Section 3063, Impairment of long-lived assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. The Company has applied this new standard effective January 1st, 2004 (Note 12).

2. ACCOUNTING POLICIES (CONTINUED)

Hedging relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13 (AcG-13), Hedging relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship;
- application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship;
- formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment; and,
- the derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

Disclosure required by this new accounting guideline has been provided in Note 23 to the Consolidated financial statements.

REVENUE RECOGNITION

Revenue is recognized as it is earned, in accordance with the following:

- Transaction fees are recognized as transactions are processed;
- Fees, such as hosting fees, network access fees and standby fees are recognized as services are rendered or over the term of the contract. Certain fees related to multiple element arrangements are recognized over the life of the related contract;
- License fees are recognized according to the terms of the license agreement. Fees for perpetual licenses are recognized upon delivery of the licensed software. Where the arrangement includes multiple elements, license fee revenue is recognized on delivery, provided the undelivered elements are not essential to the functionality of the license and the Company has evidence of fair value for all of the undelivered elements. If payment of the license fee is subject to acceptance of the license, revenue is not recognized until customer acceptance or expiration of the acceptance period. The Company's agreements with customers and resellers do not contain product return rights;
- Maintenance fees are recognized over the term of the maintenance period;
- Fees for professional and integration services, other than in the context of multiple element arrangements, are recognized as the services are rendered;
- Any other billings or cash received in advance of services being rendered are recorded as deferred revenue; and,
- Fees for fixed-price development work are recognized using the percentage-of-completion method either on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs or on the basis of the achievement of contract milestones. Losses, if any, on long-term contracts are recognized during the period they are determined. In 2004 and 2003, the Company did not have any contracts for which it recognized revenue based on the methods mentioned in this paragraph.

2. ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This section sets out a fair value-based method of accounting, which is required for certain stock-based transactions, and applies to awards granted on or after January 1, 2002. In 2003, and in accordance with Handbook Section 3870, the Company has elected to adopt the prospective application of the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and thereafter. The Company has also elected to continue to account for employee stock options granted in 2002 by measuring the compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

CASH AND CASH EQUIVALENTS

Investments with original maturities of three months or less are classified as cash equivalents.

FIXED AND INTANGIBLE ASSETS

Fixed and intangible assets are carried at cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful life of the assets. The estimated useful lives of the assets are as follows:

Acquired technologies	3 to 5 years
Computer equipment, software, licenses and other acquired rights, assets under capital leases	3 to 5 years
Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	Over the lease terms expiring on various dates until 2015
Customer relationship	3 to 8 years

The Company reviews the carrying value of fixed assets and finite-life intangible assets for potential impairment on an ongoing basis considering events or changes in circumstances indicating that the carrying value may not be recoverable. In order to determine if such an impairment exists, management considers the impact of technological developments and the estimated future net operating undiscounted cash flows expected to be derived from these assets. An impairment in the value of these assets is written off against earnings in the year such impairment occurs. The Company also reviews the useful life of its fixed assets and finite-life intangible assets on an ongoing basis considering events or changes in circumstances.

2. ACCOUNTING POLICIES (CONTINUED)

GOODWILL

The Company assesses the goodwill of the individual reporting units for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that goodwill might be impaired.

The Company assesses goodwill for impairment in two steps:

- Identification of a potential impairment is determined by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, the fair value is allocated to all of its assets and liabilities, respectively. The amount that the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.
- Determination of an impairment is performed by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

DEFERRED CREDITS

Deferred credits consist of the deferred portion of a gain generated by a real estate transaction, leasehold inducements and amounts received from clients to fund development and operation costs of certain products. The real estate transaction involved the sale and leaseback of a real estate asset and a portion of the consideration received on exited activities repayable to the purchaser over a two-year period if certain conditions are not met. The real estate gain and leasehold inducements are being amortized to income over a period of five years and nine to eleven years, respectively, representing the remaining term of the related leases. The amounts received from clients are offset against development and operation costs as and when these costs are incurred.

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of both enacted and substantially enacted tax law.

EARNINGS PER SHARE

Basic earnings per share are calculated based on the weighted average number of shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. These exchange gains or losses arising from the translation are included in the statement of earnings.

Self-sustaining foreign subsidiaries are accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders' equity. Upon the disposal of a self-sustaining subsidiary, any unrealized gains or losses relating to this subsidiary are included in income in the period of disposal.

Integrated foreign subsidiaries are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses arising from these translations are included in the statement of earnings.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

2. ACCOUNTING POLICIES (CONTINUED)

RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development costs are expensed if they do not meet the criteria for deferral. Investment tax credits earned relative to research and development activities are recorded as a reduction of the expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FIXED ASSETS

2004

	Cost	Accumulated depreciation	Net book value
Computer equipment	34.4	30.9	3.5
Computer equipment under capital lease	48.7	37.3	11.4
Furniture and fixtures	7.3	6.0	1.3
Office equipment	2.9	2.3	0.6
Leasehold improvements	15.8	7.0	8.8
	109.1	83.5	25.6

2003

	Cost	Accumulated depreciation	Net book value
Computer equipment	34.7	26.9	7.8
Computer equipment under capital lease	44.9	32.8	12.1
Furniture and fixtures	7.6	5.4	2.2
Office equipment	2.4	1.9	0.5
Leasehold improvements	9.0	5.5	3.5
	98.6	72.5	26.1

On November 1, 2004, the Board of Directors authorized the Company to proceed with a restructuring plan involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure to enable the Company to attain its profitability targets. This resulted in asset write-downs in the Finance segment of $1.1 million related to leasehold improvements. These amounts are included in restructuring and other charges in the statement of earnings.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

4. INTANGIBLE ASSETS

2004

	Cost	Accumulated amortization	Net book value
Acquired technologies	19.3	7.6	11.7
Software	41.7	36.8	4.9
Licenses and other acquired rights	45.4	41.7	3.7
Software under capital lease	5.4	2.7	2.7
Customer relationship	9.6	1.3	8.3
	121.4	90.1	31.3

2003

	Cost	Accumulated amortization	Net book value
Acquired technologies	13.4	4.6	8.8
Software	39.4	30.9	8.5
Licenses and other acquired rights	42.1	38.0	4.1
Software under capital lease	4.0	1.2	2.8
	98.9	74.7	24.2

During the year, the Company acquired $21.6 million of intangible assets that are subject to amortization ($12.1 million in 2003).

In December 2003, the Board of Directors approved a plan to sell the U.S. Health operations. As a result, the Company developed a restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in intangible asset write-downs in the Finance segment of $10.0 million related to acquired technologies, and $6.1 million related to customer acquisition costs. These amounts are included in restructuring and other charges in the statement of earnings for the year ended December 31, 2003.

5. STOCK-BASED COMPENSATION PLANS

EMERGIS STOCK OPTIONS

The Company granted options to employees of the Company to purchase common shares. Under the Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period, and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant and expire six years after the grant date. As part of the acquisition of SNS/Assure Corp. and Assure Health Inc. in November 1999 and as part of the acquisition of Emergis Technologies Inc. in September 2000, Emergis assumed the obligations of these three corporations under their respective stock option plans. The options under such plans now entitle the holder to common shares of the Company. In total, 469,697 common shares were optioned under these plans. Subject to a number of exceptions, such options are all vested, and expire 10 years after their original grant by the acquired corporations. The exercise prices under the three stock option plans, assumed as part of these acquisitions, are based on a formula related to the acquisition price. As at December 31, 2004, a total of 2,938,531 options (6,045,842 in 2003) were outstanding and granted to employees.

The Company adopted the prospective application of the fair value-based method for measuring the compensation cost of employee stock options granted in 2003 and beyond. On July 2, 2004, following the $1.45 special cash distribution on June 30, 2004, the Company reduced the exercise price for all outstanding options by $1.47 using a formula requested by the Toronto Stock Exchange..

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

5. STOCK-BASED COMPENSATION PLANS (CONTINUED)

The table below is a summary of the status of the Company's stock option plans.

	2004		2003	
	Number	Weighted-average exercise price	Number	Weighted-average exercise price
		$ per share		$ per share
Outstanding, beginning of year	6,045,842	24.71	6,299,114	26.94
Granted	990,791	5.90	685,016	7.16
Exercised	(19,642)	0.55	(15,127)	0.44
Expired	(4,078,460)	27.43	(923,161)	27.28
Outstanding, end of year	2,938,531	19.70	6,045,842	24.71

The table below summarizes information about options outstanding under the share option plans at December 31, 2004.

	Options outstanding			Options exercisable		
Range of exercise price	Number	Weighted-average exercise price	Weighted-average remaining life	Number	Weighted-average exercise price	Weighted-average remaining life
		$ per share	Yrs.		$ per share	Yrs.
$0.44 to $3.75	200,256	3.54	5.7	1,756	1.01	3.2
$3.76 to $5.00	233,000	4.31	3.9	52,625	4.11	1.0
$5.01 to $7.50	571,219	5.62	3.5	104,513	6.15	0.1
$7.51 to $10.00	839,199	7.55	2.6	288,170	7.48	1.6
$10.01 to $20.00	11,162	18.91	0.2	11,162	18.91	0.2
$20.01 to $30.00	127,042	26.54	1.7	94,417	26.21	1.4
$30.01 to $45.00	622,948	38.17	1.8	397,297	37.32	1.5
$45.01 to $67.50	296,575	53.60	1.5	232,696	53.96	1.5
$67.51 to $100.00	21,830	81.38	1.3	21,830	81.38	1.3
$100.01 to $105.23	15,300	105.20	0.2	15,300	105.20	0.2
	2,938,531	19.70	2.7	1,219,766	29.90	1.4

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

	2004	2003
Compensation expense ($ millions)	0.5	0.4
Weighted average grant date fair value ($)[1]	2.86	4.16
Weighted average assumptions		
Dividend yield	0.0%	0.0%
Expected volatility	60.0%	75.0%
Risk-free interest rate	3.46%	3.88%
Expected life (years)	4	4

[1] Unadjusted for the reduction of $1.47 in the exercise price as of July 2, 2004, for all options granted prior to July 2, 2004. The weighted-average fair value of the reduction of $1.47 amounted to $0.27 for the 965,044 options granted since January 1, 2003 and still outstanding as of July 2, 2004.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

5. STOCK-BASED COMPENSATION PLANS (CONTINUED)

The following pro-forma disclosure outlines the impact on the compensation cost for the Company's stock-based employee compensation plans had the Company used the fair value based method of accounting for awards granted in 2002.

	2004	2003
Net loss, as reported	(61.7)	(96.8)
Adjustment to net loss	0.8	(7.0)
Pro forma net loss	(60.9)	(103.8)
Pro forma basic and diluted loss per share ($)	(0.59)	(1.01)

EMPLOYEE SHARE PURCHASE PLAN

The Company has an Employee Share Purchase Plan (ESPP) whereby participating Canadian employees can contribute up to 10% of their pre-tax salary. Officers of the Company can contribute up to 12% of their pre-tax salary. The Company contributes 50 cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings (6% for officers). Compensation expense related to the ESPP amounted to $0.5 million in 2004 ($0.6 million in 2003).

RESTRICTED STOCK PLAN

On September 10, 2004, the Board of Directors adopted a restricted stock plan for employees. Share rights were granted to selected key executives in 2004 under the plan. The share right represents a right to receive a fully paid common share of the Company once a vesting condition pertaining to that share is fulfilled. The vesting condition is the participant's continuous employment for a period of two or three years starting from the date of the share right award. Under the terms of this plan, the Company has funded the purchase of 254,000 Emergis shares which are held in trust to be released to certain key executives upon fulfilment of the vesting condition. The Company recorded a compensation expense of $0.1 million for the year ended December 31, 2004, and the related Deferred stock-based compensation amount of $0.9 million which is included in shareholders' equity.

DIRECTORS' SHARE UNIT PLAN

Effective October 1, 1999, certain fees payable to eligible directors (directors other than executives of the Company and its affiliates) have been paid in the form of share units under a share unit plan. Under the plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for each eligible director. No shares are purchased on the open market until such time as a director ceases to be a member of the Board of Directors. Following the cessation of board service, the Company purchases on the open market a number of common shares of the Company equal to the director's credit balance under the plan after remittance of applicable withholding taxes. Compensation expense related to the share unit plan amounted to $0.5 million in 2004 ($0.1 million in 2003).

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

6. EXITED ACTIVITIES

As part of the continued rationalization of the non-core segment, the Company exited the following activities in 2004:

Sale of intangible assets

On June 30, 2004, in conjunction with the early termination of the exclusive distribution agreement for certain legacy products signed in 2001 with Bell Canada, the Company sold the intangible assets used to service these products for proceeds of $10.3 million. For the year ended December 31, 2004, the Company recorded a gain on sale of these assets in the amount of $10.3 million, which is included in income from continuing operations.

Sale of BCE Emergis Systems, Inc.

On May 28, 2004, the Company completed the sale of 100% of the issued and outstanding shares of BCE Emergis Systems, Inc., a wholly owned US subsidiary of the Company, which carried on the legacy messaging and translation services as part of the Company's messaging and collaboration operations, for total cash consideration of US$0.8 million ($1.3 million). For the year ended December 31, 2004, the Company recorded a gain on sale of $1.3 million, which is included in income from continuing operations.

7. INCOME FROM CONTRACT SETTLEMENTS

On April 13, 2004 the Company received US$8.8 million (C$11.5 million) in settlement of a dispute relating to a distribution agreement with a technology provider in connection with a product that the Company no longer markets. An amount of $9.1 million was recorded as a contract settlement. The balance of $2.4 million was, in part, recorded as a receipt of outstanding commissions receivable and, in part, as reduction of legal costs incurred by the Company.

On May 6, 2004 the Company entered into an agreement with Bell Canada for the early termination of the exclusive distribution agreement signed in 2001. An amount of $4.7 million related to the settlement of the contract was recorded in 2004.

8. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

(a) Sale of U.S. Health operations

In December 2003, as a result of the Company's decision to sell its U.S. Health operations, the Company wrote down the value of long-term assets associated with these operations by $77.3 million. This amount includes a $50.5 million impairment charge for goodwill associated with the U.S. Health operations. In fiscal 2004, the Company completed the sale of the U.S. Health operations and recorded an additional loss on sale of $4.2 million included in income from discontinued operations. The details of the sale are as follows:

(i) Sale of care management segment of U.S. Health

On March 2, 2004, the Company completed the sale of 100% of the issued and outstanding shares of National Health Services, a wholly owned subsidiary, for total cash consideration of US$10 million.

(ii) Sale of preferred provider organization (PPO) segment of U.S. Health

On December 31, 2003, the Company reached an agreement to sell the PPO operations component of its U.S. Health operations for a total consideration of US$213.0 million, subject to certain closing adjustments. The sale of the PPO operations was completed on March 4, 2004 and involved the sale of the issued and outstanding shares of BCE Emergis Corporation, a wholly owned subsidiary of the Company. BCE Emergis Corporation carried on the PPO operations of the Company, and also held options to purchase shares of a publicly traded company. These options remained in BCE Emergis Corporation at closing, but the sale agreement includes a price adjustment, carried at a value of $10.0 million, associated with the exercise of the options or the purchase of these options by a third party. These options are currently the subject of a dispute between the Company's former subsidiary, BCE Emergis Corporation, and the grantors of these options. The Company believes that its former subsidiary has a valid position

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA
in this dispute. On its resolution, the Company will recognize a gain or loss in the statement of earnings at that time, to the extent that the ultimate price adjustment differs from the carrying value.

8. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

The purchase price was subject to adjustments following the calculation, within 120 days from the closing date, of the amount of the working capital of the PPO operations as of the closing date: any shortfall from or excess from US$19.0 million was payable by the Company or receivable by the Company on a dollar-for-dollar basis. In fiscal 2004 and as part of the additional loss on sale recorded of $4.2 million, the Company recorded negative working capital adjustments of $5.9 million.

The Company has provided an indemnification to the buyer in the stock purchase agreement regarding the business operations of BCE Emergis Corporation which covers principally any breach of representations and warranties, and any covenants in excess of US$2.0 million to a maximum of US$53.3 million, except for tax liabilities and certain other representations for which there is no deductible and no maximum amount. The Company's representations and warranties exist for a period of no later than 18 months or 30 days after the issuance of the audited financial statements of BCE Emergis Corporation for the year ended December 31, 2004, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations. This indemnification has been reflected in Note 24 to the Consolidated financial statements.

Following the completion of the sale, a subsidiary of the Company became the primary lessee under a lease which represents an obligation of $14.5 million over the lease term. The Company has sublet, to third parties, a portion of this lease for periods up to March 2011 for rent totalling $11.2 million.

(b) Sale of eSecurity operations

On June 30, 2004, the Company sold its eSecurity operations for proceeds of $30.3 million. In fiscal 2004, the Company recorded a gain on sale of the eSecurity operations of $15.4 million, which is included in income from discontinued operations.

(c) Sale of webdoxs operations

On July 7, 2004, the Company sold its webdoxs operations for a total consideration of $14.5 million, resulting in a nil gain on sale. The Company received $8.0 million at closing and $1.5 million on December 31, 2004. The remaining amounts are receivable in two instalments of $2.5 million, respectively in December 2007 and 2008. These remaining balances included in other long term assets, bear interest at prime plus 1%.

The U.S. Health operations included the preferred provider organization (PPO) segment and the care management segment which were part of the Health segment. The eSecurity and webdoxs operations were part of the Finance customer segment. Accordingly, the results of operations, cash flows and financial position of the U.S. Health, eSecurity and webdoxs operations have been segregated in the Consolidated financial statements and are reported as discontinued operations as a single line item in the Consolidated financial statements.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

8. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

The results of discontinued operations presented in the consolidated statements of earnings were as follows:

	2004				2003			
	U.S. Health	**eSecurity**	**webdoxs**	**Total**	**U.S. Health**	**eSecurity**	**webdoxs**	**Total**
Revenue	25.4	16.1	1.4	42.9	162.6	29.2	3.2	195.0
Direct costs	3.0	2.0	0.9	5.9	16.4	2.6	1.4	20.4
Gross margin	22.4	14.1	0.5	37.0	146.2	26.6	1.8	174.6
Expenses								
Operations	10.8	4.5	0.9	16.2	62.1	7.1	1.8	71.0
Sales and marketing	1.5	1.4	0.6	3.5	7.9	1.6	2.1	11.6
Research and development, net	1.3	3.0	(0.2)	4.1	6.7	4.9	1.9	13.5
General and administrative	3.6	0.1	-	3.7	12.8	-	-	12.8
	17.2	9.0	1.3	27.5	89.5	13.6	5.8	108.9
Earnings (loss) before under- noted items	5.2	5.1	(0.8)	9.5	56.7	13.0	(4.0)	65.7
Depreciation	0.4	1.9	0.2	2.5	3.9	3.4	0.2	7.5
Amortization of intangible assets	0.3	0.7	1.1	2.1	2.3	1.2	6.2	9.7
Write-down related to assets held for sale	-	-	-		77.3	-	-	77.3
Interest income	-	-	-	-	(0.1)	-	-	(0.1)
Interest on long-term debt	0.1	-	-	0.1	0.2	-	-	0.2
Gain on sale of other assets	-	-	-	-	(1.2)	-	-	(1.2)
Loss (gain) on sale of assets held for sale	4.2	(15.4)	-	(11.2)	-	-	-	-
Other	-	-	-	-	(0.4)	-	-	(0.4)
Income (loss) before income taxes	0.2	17.9	(2.1)	16.0	(25.3)	8.4	(10.4)	(27.3)
Income taxes								
Current	0.1	-	-	0.1	3.7	-	-	3.7
Future	(0.5)	6.1	-	5.6	2.3	2.9	-	5.2
	(0.4)	6.1	-	5.7	6.0	2.9	-	8.9
Income (loss) from discontinued operations	0.6	11.8	(2.1)	10.3	(31.3)	5.5	(10.4)	(36.2)

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

8. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

The cash flows from discontinued operations presented in the consolidated statements of cash flows were as follows:

	2004	2003
Operating activities	7.1	45.3
Investing activities	(1.8)	(4.1)
Financing activities	(1.7)	(3.2)
Foreign exchange (gain) loss on cash held in foreign currencies	0.1	(2.4)
Cash flows from discontinued operations	3.7	35.6

The assets and liabilities have been segregated in the consolidated balance sheets and are reported as current and long-term assets held for sale and current liabilities related to assets held for sale.

The assets and related liabilities held for sale were as follows:

	2004	2003
ASSETS		
Current		
Cash and cash equivalents	-	8.8
Accounts receivable	-	28.5
Future income taxes	-	36.6
Fixed assets	-	14.0
Intangible assets	-	4.8
Goodwill	-	154.7
Other current assets	-	52.1
Less: write-down related to assets held for sale	-	(26.8)
	-	272.7
Intangible assets	-	13.1
	-	285.8
LIABILITIES		
Current		
Accounts payable and accrued liabilities	-	6.4
Deferred revenue	-	0.8
Current portion of long-term debt	-	0.5
	-	7.7
SHAREHOLDERS' EQUITY		
Capital stock [1]	-	10.1
	-	10.1

[1] As a result of the Company's plan to sell the U.S. Health operations, the final instalment of $10.1 million due in June 2004 relating to the Associates for Healthcare (AHC) acquisition in June 2001 was no longer an obligation of the Company.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

9. LONG-TERM DEBT

	2004	2003
Obligations under capital leases, secured by moveable hypothecs on the related equipment, bearing interest at a weighted-average rate of 10.0% (9.2% in 2003) and maturing on dates varying from February 2005 to May 2008 (Note 16)	14.8	22.5
Unsecured non-interest-bearing balance of sale, repayable in quarterly instalments of US$62,500 and maturing in September 2006	0.5	0.9
Unsecured non-interest-bearing balance of sale, repayable in annual instalments of $250,000 and maturing in July 2006	0.5	0.7
Term loans, secured by the underlying intangible assets, bearing interest at rates varying from 4.1% to 10.5%, repayable in monthly instalments in amounts ranging from $18,325 to $80,740 including capital and interest until September 2006	1.4	0.6
Unsecured term loan bearing interest at 8.14% repaid in November 2004	-	2.7
Unsecured term loan with a financial institution bearing interest at 9.25%, repaid in August 2004	-	1.7
	17.2	29.1
Less: current portion	8.3	17.4
	8.9	11.7

Minimum instalments on long-term debt, excluding obligations under capital leases (Note 16), are as follows:

2005	1.6
2006	0.8
2007	-
2008	-
2009	-

The Company has unsecured revolving bank credit facilities totalling $8.0 million. Funds advanced under these facilities are available at a Canadian bank prime rate, banker's acceptance rates plus 1%, U.S. base and LIBOR rates plus 1%. These facilities are renewable annually. At December 31, 2004, an amount of $4.3 million ($2.7 million in 2003), representing irrevocable letters of credit guaranteeing facility operating lease commitments, has been committed against these facilities.

In addition, the Company, through its recent acquisition of Gestion InfoPharm, has a secured line of credit of $0.6 million. Funds under this line of credit are available at a Canadian bank prime rate plus 0.5%. As at December 31, 2004, no amounts were used under this facility. Accounts receivable and certain assets of Gestion InfoPharm have been pledged as collateral under this line of credit.

The Company, through its recent acquisition of Gestion InfoPharm, assumed non-interest-bearing loans of $3.9 million. These loans are repayable in December 2005 and May 2006. Concurrently, the Company assumed matching notes bearing interest of 5.5% to 6.35% which mature in the amount and on the due dates above respectively, and have been pledged as security for the loans. As these pledged notes satisfy in full the required principal payments, the loans have been compensated and both the loans and the notes have been presented on a net basis on the Company's balance sheet.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

10. EQUITY COMPONENTS

AUTHORIZED
Unlimited number of shares without par value
Common shares, voting and participating
Preferred shares, issuable in series, non-voting, terms and conditions determinable at issuance

ISSUED
The stated capital stock is detailed as follows:

	Number	Issued and fully paid	Not issued and not fully paid	Options issued as part of acquisition	Total
Balance at December 31, 2002	101,896,418	$1,522.7	$34.0	$3.7	$1,560.4
Issue of common shares (a)	15,127	-	-	-	-
Issue of common shares (b)	1,059,284	6.9	(8.8)	-	(1.9)
Issue of common shares (c)	246,041	2.0	(13.6)	-	(11.6)
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies, Inc.	-	1.4	-	(1.6)	(0.2)
Balance at December 31, 2003	103,216,870	1,533.0	11.6	2.1	1,546.7
Issue of common shares (d)	19,642	-	-	-	-
Issue of common shares (e)	291,712	1.2	-	-	1.2
Issue of common shares (f)	-	-	(11.6)	-	(11.6)
Special cash distribution (g)	-	(150.0)	-	-	(150.0)
Reduction of stated capital (h)	-	(1,210.0)	-	-	(1,210.0)
Reduction of stated capital (i)	-	(175.8)	-	-	(175.8)
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies	-	1.6	-	(2.1)	(0.5)
Balance at December 31, 2004	103,528,224	-	-	-	-

FOR THE YEAR ENDED DECEMBER 31, 2003:

(a) 15,127 stock options were exercised to purchase 15,127 common shares for cash consideration of $9 thousand.

(b) During the second and third quarter of 2003, 1,059,284 common shares for a value of $6.9 million were issued representing the second of three anniversary payments relating to the acquisition of AHC in June 2001 as per a new agreement entered into in June 2003. This new agreement splits the second anniversary payment into four equal monthly instalments, which commenced in June 2003. All other conditions pertaining to this new agreement remained unchanged relative to the original agreement. The Company exercised its option to settle a portion of the September instalment with a cash payment of US$0.8 million (C$1.1 million) and a future cash payment of US$0.8 million (C$1.1 million) payable on January 1, 2004. An amount of $0.8 million representing the difference between the then current share value and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(c) During the third quarter of 2003, 246,041 common shares for a value of $2.0 million were issued for the third and final instalment payment relating to the acquisition of Emergis Technologies, Inc. The Company settled 20% of the instalment balance with a cash payment of US$1.8 million (C$2.6 million). An amount of $9.0 million, representing the difference between the then current share value and the estimated share value at September 30, 2000, was attributed to contributed surplus.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

10. EQUITY COMPONENTS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2004:

(d) 19,642 stock options were exercised to purchase 19,642 common shares for cash consideration of $14 thousand.

(e) 291,712 common shares were issued to the Company's employees as part of the employee share purchase plan.

(f) In the first quarter of 2004, the Company paid US$0.8 million (C$1.1 million) representing the final payment of the third instalment and extinguished the remaining amount payable of $10.1 million under the fourth instalment of the purchase price for the acquisition of AHC in June 2001 as this was no longer an obligation of the Company following the sale of the U.S. Health operations. An amount of $1.5 million representing the difference between the share value in the first quarter of 2004 and the estimated share value at June 28, 2001 was attributed to contributed surplus.

(g) On June 30, 2004, the Company paid a special cash distribution of $150 million, representing a reduction in the stated capital of common shares, to shareholders of record on June 25, 2004.

(h) On June 30, 2004, the Company reduced the stated capital of common shares in the amount of $1.21 billion. This amount was attributed to contributed surplus.

(i) On December 1, 2004, the Company reduced the stated capital of common shares to an amount of $1.00 in the aggregate, resulting in a reduction of stated capital of $175.8 million. This amount was attributed to contributed surplus.

WARRANTS

The Company issued warrants in connection with business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

The table below summarizes warrant activity.

	2004			2003		
	Number of warrants outstanding [1]	Number of warrants exercisable [1]	Weighted-average exercise price of warrants exercisable	Number of warrants outstanding [1]	Number of warrants exercisable [1]	Weighted-average exercise price of warrants exercisable
Outstanding, beginning of year	650,000	300,000	$47.24	900,000	550,000	$59.20
Expiration of warrants	(300,000)	(300,000)	47.24	(250,000)	(250,000)	73.55
Warrants that became exercisable	-	3,612	5.78	-	-	-
Outstanding, end of year	350,000	3,612	5.78	650,000	300,000	47.24

[1] Warrants are convertible into common shares of the Company on a 1:1 basis.

The non-exercisable warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at that time. All warrants expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

10. EQUITY COMPONENTS (CONTINUED)

CONTRIBUTED SURPLUS

	2004	2003
Balance, beginning of year	76.8	66.4
Amount relating to the Emergis Technologies, Inc. acquisition (a)	-	9.0
Amount relating to the Emergis Technologies, Inc. acquisition (b)	-	0.2
Amount relating to the AHC acquisition (c) (d)	1.5	0.8
Reduction of stated capital (e)	1,210.0	-
Reduction of stated capital (f)	175.8	-
Amount related to stock-based compensation (g)	0.5	0.4
Impact of the exercise of options issued as part of the acquisition of Emergis Technologies	0.5	-
Balance, end of year	1,465.1	76.8

(a) During the third quarter of 2003, the Company settled 20% of the instalment balance relating to the acquisition of Emergis Technologies, Inc., in cash. An amount of $9.0 million, representing the difference between the then current share value and the estimated share value at September 30, 2000, was attributed to contributed surplus.

(b) Represents the impact of the cancelled options issued as part of the acquisition of Emergis Technologies, Inc.

(c) In the first quarter of 2004, the Company paid US$0.8 million (C$1.1 million) representing the final payment of the third installment and extinguished the remaining amount payable of $10.1 million under the fourth instalment, of the purchase price for the acquisition of AHC in June 2001, as this was no longer an obligation of the Company following the sale of its U.S. Health operations. An amount of $1.5 million, representing the difference between the share value in the first quarter of 2004 and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(d) During the third quarter of 2003, the Company exercised its option to settle the September instalment, relating to the acquisition of AHC, in cash. An amount of $0.8 million representing the difference between the share value and the estimated share value at June 28, 2001, was attributed to contributed surplus.

(e) On June 30, 2004, the Company reduced the stated capital of common shares in the amount of $1.21 billion. This amount was attributed to contributed surplus.

(f) On December 1, 2004, the Company reduced the stated capital of common shares to an amount of $1.00 in the aggregate, resulting in a reduction of stated capital of $175.8 million. This amount was attributed to contributed surplus.

(g) For the year ended December 31, 2004, the Company expensed $0.5 million ($0.4 million in 2003) relating to stock options. This amount was attributed to contributed surplus.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

10. EQUITY COMPONENTS (CONTINUED)

SHAREHOLDER RIGHTS PLAN

On June 16, 2004, the Board of Directors approved a shareholders rights plan. The plan is designed to provide the shareholders and the Board of Directors adequate time to assess any unsolicited takeover bid for the Company and, where appropriate, gives the Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a takeover bid.

The plan encourages a potential acquiror to make a takeover bid satisfying certain minimum standards designed to promote fairness, or obtain the concurrence of the Board of Directors. If a takeover bid fails to meet these minimum standards and the plan is not waived by the Board of Directors, the plan provides that shareholders, other than the acquiror, will be able to purchase additional common shares at a significant discount to market, thus exposing the acquiror to substantial dilution of its holdings.

The plan was approved by the shareholders at a meeting held on December 1, 2004.

The plan was not adopted in response to any specific proposal to acquire control of the Company. Furthermore the Board of Directors is not currently aware of any pending or threatened takeover bid. The plan is in effect for three years, with one renewal option, subject to shareholder approval.

11. ACQUISITIONS

The Company acquired the following companies in 2004:

	WARE Solutions Corporation	Gestion InfoPharm Inc.	Tri-Comp Systems Ltd.	QS/1 Data Systems / AH Computer Systems
Total purchase price allocated as follows:				
Current assets	0.7	3.0	1.2	-
Fixed assets	0.1	1.8	0.1	0.1
Intangible assets	-	0.3	0.6	-
Current liabilities	(0.3)	(0.8)	(0.6)	--
Deferred revenues	(0.3)	(1.7)	(0.5)	(0.1)
Long-term liabilities	(1.7)	(1.1)	(0.3)	-
Allocation of excess of purchase price:				
Acquired technologies	6.8	-	-	-
Customer relationships	-	6.5	1.6	1.4
Goodwill	-	6.2	2.8	-
Cost of acquisition	5.3	14.2	4.9	1.4

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

11. ACQUISITIONS (CONTINUED)

WARE Solutions Corporation

On January 15, 2004, the Company acquired all the issued and outstanding shares of WARE Solutions Corporation for cash consideration of $5.0 million. The Company also incurred transaction costs in the amount of $0.3 million in connection with the acquisition, relating mostly to professional fees. WARE Solutions Corporation offers web-based practice management software to health care providers, as well as claims processing and adjudication systems to payor organizations.

Gestion InfoPharm Inc.

On March 19, 2004, the Company acquired all the issued and outstanding shares of Gestion InfoPharm Inc. for initial cash consideration of $12.4 million, excluding a working capital adjustment of $0.2 million received in October 2004 and a holdback of $1.5 million payable in March 2005. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition, relating mostly to professional fees. Gestion InfoPharm specializes in the design, development and marketing of dispensary and point-of-sale software solutions customized for pharmacies.

Tri-Comp Systems Ltd.

On March 22, 2004, the Company acquired all the issued and outstanding shares of Tri-Comp Systems Ltd. for cash consideration of $4.5 million. The Company also incurred transaction costs in the amount of $0.4 million in connection with the acquisition, relating mostly to professional fees. Tri-Comp Systems provides management software and point-of-sale systems to pharmacies.

QS/1 Data Systems Ltd. /AH Computer Systems (1988) Ltd.

On October 26, 2004, the Company purchased certain assets and assumed certain liabilities of QS/1 Data Systems Ltd. and AH Computer Systems (1988) Ltd. for cash consideration of $1.3 million. The Company also incurred transaction costs in the amount of $0.1 million in connection with this acquisition, relating mostly to professional fees. QS/1 Data Systems and AH Computer Systems provide pharmacy management software systems and related services to pharmacies in Canada.

All of the above acquisitions were accounted for using the purchase method. The results of operations have been included in the Company's results since their respective dates of acquisition. The allocation of purchase price to the acquired technologies and customer relationships is being amortized over a five-year period.

12. RESTRUCTURING AND OTHER CHARGES

On November 1, 2004, the Board of Directors authorized the Company to proceed with a 2004 restructuring plan involving principally a reduction of headcount and rationalization of facilities which was designed to continue the streamlining of the Company's organizational structure to enable the Company to attain its profitability targets. A restructuring charge of $18.7 million was recorded in the fourth quarter of 2004.

In December 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. As a result of this approval, the Company developed a 2003 restructuring program to streamline its organizational structure and rationalize its overhead in order to align its cost structure with core revenue going forward. This resulted in a pre-tax charge of $38.2 million for the year ended December 31, 2003.

The table below details the nature of the restructuring charges for the years ended December 31, 2004 and 2003.

	2004	2003
Employee severance and other employee costs	10.8	22.1
Facilities-related costs	6.8	-
Asset write-down	1.1	16.1
	18.7	38.2

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

12. RESTRUCTURING AND OTHER CHARGES (CONTINUED)

The table below provides a reconciliation of the balance of the 2004 restructuring provision payable and the combined 2002 and 2003 restructuring provisions payable as at December 31, 2004.

	2004	2003 and 2002	Total
Balance, beginning of year	-	31.1	31.1
Charge during the year	17.6	-	17.6
Payments made during the year	(3.4)	(23.7)	(27.1)
Balance, end of year	14.2	7.4	21.6

The balance of the restructuring provision as at December 31, 2004 is $21.6 million of which $18.7 million is included in accounts payable and accrued liabilities and $2.9 million is included in long term deferred credits and other.

13. DEFERRED REVENUE AND DEFERRED CREDITS

In September 2003, the Company signed a new agreement with Freddie Mac under which the original marketing agreement signed in September 2002 was terminated. Under the terms of the new agreement, Freddie Mac paid US$30.5 million (C$41.2 million) to the Company in September 2003, representing an acceleration of previous financial commitments, a portion of which was used to fund vendor implementations. This amount was presented as deferred revenue on the balance sheet. The remaining portion, presented as deferred credits, was and continues to be used to complete development of the Company's eLending products, and assist in the deployment of eLending services.

In addition, in December, 2004, the Company reached an agreement with Bank of America to terminate their agreements for electronic invoice, presentment and payment and to provide for transition services in 2005. The Company received $4.2 million which has been included in deferred revenue and short term deferred credits on the balance sheet.

14. NET LOSS PER SHARE

The reconciliation of diluted loss from continuing operations per share for years ended December 31, 2004 and December 31, 2003 is presented below:

	2004			2003		
	Net loss (numerator)	Number of shares (denominator)	Per share amount	Net loss (numerator)	Number of shares (denominator)	Per share amount
Net loss from continuing operations attributable to common shareholders	$(72.0)	103,353,095	$(0.70)	$(60.6)	102,464,835	$(0.59)

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

14. NET LOSS PER SHARE (CONTINUED)

The following securities were excluded from the calculation of diluted net earnings per share since the Company reported a net loss or a loss from continuing operations for all the periods shown below and the average market value of the underlying shares were less than the exercise price of the securities:

number of shares	2004	2003
Options	2,938,531	6,045,842
Common shares to be issued related to acquisitions	-	1,762,364
Warrants	350,000	650,000

15. CASH FLOW INFORMATION

	2004	2003
Changes in working capital		
Accounts receivable	12.9	13.5
Other current assets	7.9	(12.0)
Accounts payable and accrued liabilities	(33.9)	35.4
Deferred revenue	(22.8)	7.0
Deferred credits	(4.8)	8.9
	(40.7)	52.8
Non-cash investing and financing activities		
Additions to fixed and intangible assets financed	6.3	13.4
Common shares issued related to acquisitions	-	2.0

16. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has entered into operating and capital leases for the use of computer equipment and for its principal premises in Canada and the United States. The computer equipment leases are classified as capital leases. The leases expire on various dates, at which time the Company has the right, but not the obligation, to purchase the computer equipment.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Minimum lease payments for capital and operating leases for the next five years are as follows:

	Capital leases	Operating leases
2005	7.7	12.3
2006	4.7	11.3
2007	3.3	9.1
2008	0.9	9.1
2009	-	7.6
Thereafter, until 2015	-	24.2
Total minimum lease payments	16.6	73.6
Interest included in minimum payments	1.8	-
Total	14.8	73.6

The Company has sublet to third parties a portion of its operating leases, for periods up to March 2011 totalling $17.9 million.

The Company had $55.6 million of funds in transit at December 31, 2004 ($53.5 million in 2003), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf, with an equal amount payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis, since these funds do not belong to the Company as it is not liable in favour of any party.

CONTINGENCIES

In the normal course of operations, the Company becomes involved in various claims and legal proceedings, contract terminations, acquisition adjustments, price disputes, product warranty recourses, commercial disputes, employee lay-off disputes and other employee-related disputes. While the final outcome with respect to claims and legal proceedings pending at December 31, 2004 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company's consolidated balance sheet or statement of earnings.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

17. INCOME TAXES

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 34.57% (35.22% in 2003) to the loss for the year. The reasons for the difference are as follows:

	2004	2003
Income tax recovery based on the statutory rate	(0.1)	(16.3)
Adjustments resulting from:		
Write-down of future income tax assets	56.0	18.4
Non-deductible interest with respect to loss monetization structure (Note 20)	5.3	12.7
Unrecorded temporary differences	11.0	9.7
Future income tax asset increase due to changes in future tax rates	-	(6.6)
Prior years' tax adjustments and assessments	0.1	(2.1)
Charges to discontinued operations	-	2.0
Foreign rate differential and other	(0.5)	(3.4)
	71.8	14.4

The tax effects of temporary differences, which give rise to the future income tax asset (liability) at December 31, are as follows:

	Current		Long-term	
Future income tax asset (liability)	2004	2003	2004	2003
Capital assets and intangibles	-	-	(1.7)	68.6
Investment tax credits	-	-	-	3.8
Other items	0.2	-	(0.4)	4.9
	0.2	-	(2.1)	77.3

During the year the Company recorded a valuation allowance of $56.0 million against the future income tax assets of its continuing Canadian operations. This valuation allowance was required due to the Company's assessment that the future income tax assets are no longer "more likely than not" to be realized given the uncertainty surrounding the Company's ability to generate sufficient taxable income after the termination of the tax loss monetization arrangement between the Company and Bell Canada on May 31, 2004. An additional $11.0 million of tax-effected temporary differences accumulated from May 31, 2004 to December 31, 2004 that would have given rise to a future income tax asset have not been recorded.

During the year the Company recorded $1.5 million of investment tax credits ($3.4 million in 2003) as a reduction of research and development expense in the statement of earnings. The Company also has a scientific research and experimental development tax pool balance of approximately $16.5 million ($12.3 million in 2003). This tax pool is available in future years as a reduction of taxable income.

As at December 31, 2004, the Company had total non-capital loss carry-forwards of approximately $48.0 million ($35.0 million in 2003). The non-capital loss carry-forwards expire in various years until 2024 and are subject to certain restrictions.. In addition, the carrying value of depreciable assets for tax purposes exceeds the corresponding book value by approximately $127.0 million. No future income tax asset with respect to these non-capital losses and temporary differences has been reflected in the financial statements due to the uncertain nature of their future realization.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

18. FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation of foreign-currency-denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange loss of $4.6 million existed at December 31, 2004, compared to a loss of $31.3 million at December 31, 2003. The decrease over 2003 is predominantly due to the realization of the losses relating to the sale of the U.S. Health operations.

19. OPERATING SEGMENT INFORMATION

In December 2003, the Board of Directors approved the Company's plan to sell its U.S. Health operations. Additionally, in June and July 2004, the Company completed the sale of its eSecurity and webdoxs operations, respectively. Accordingly, the Company has classified the U.S. Health, eSecurity, and webdoxs operations as discontinued operations. The U.S. Health operations were originally part of the Health segment, and the eSecurity and webdoxs operations were originally part of the Finance segment.

Additionally, as of January 1, 2004 the Company modified its corporate structure to separately disclose non-core operations which were originally included in the Finance and Health segments. The non-core operations include the three-year distribution agreement with Bell Canada for legacy products extended in September 2001 and subsequently terminated in June 2004, as well as other non-core and exited products. The Company has restated comparative results to reflect this change.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

19. OPERATING SEGMENT INFORMATION (CONTINUED)

The table below shows the continuing operations and goodwill of each of the segments:

	Finance segment		Health segment		Non-core segment		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	108.0	118.4	70.9	56.9	39.6	108.7	218.5	284.0
Direct costs	19.0	22.8	18.0	14.5	15.9	42.5	52.9	79.8
Gross margin	89.0	95.6	52.9	42.4	23.7	66.2	165.6	204.2
EBITDA [1] pre- Restructuring and other charges	10.2	(12.6)	9.9	8.5	11.4	17.8	31.5	13.7
Restructuring and other charges	(14.6)	(32.1)	(4.1)	(6.1)	-	-	(18.7)	(38.2)
EBITDA [1]	(4.4)	(44.7)	5.8	2.4	11.4	17.8	12.8	(24.5)
Goodwill as at December 31	14.0	14.9	32.6	23.7	-	-	46.6	38.6

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

All of the Company's segments share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by segments. In addition, the asset allocation is not used by the Company in its management reporting for decision-making purposes.

[1] The term *EBITDA* (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. The Company defines it as earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. *EBITDA* is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "earnings (loss) before under-noted items" in the statement of earnings.

GEOGRAPHIC INFORMATION

The table below sets out certain geographic information relative to the Company's revenue from continuing operations:

REVENUE	**2004**	**2003**
Canada	180.3	234.7
United States	38.2	49.3
Total	218.5	284.0

MAJOR CUSTOMERS

Two customers each represented more than 10% of continuing revenue in 2004: a former related party as described in Note 20 and a customer in the Finance segment which represented 10.2% of such revenue. Except for this former related party, no single customer accounted for greater than 10% of total continuing revenue in 2003.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

20. RELATED-PARTY TRANSACTIONS

On June 16, 2004, BCE Inc. completed the sale of its ownership interest in the Company. As a result, BCE Inc. and its subsidiaries are no longer parties related to the Company. The following transactions occurred in the normal course of operations with BCE Inc., the former parent company, and other companies in the BCE group subject to common control during the respective periods from continuing and discontinued operations. These transactions were measured at the exchange value, which is the amount established and agreed to by the related parties:

	2004	2003
Revenue [1]	25.9	91.4
Direct costs	22.4	63.9
Expenses	18.3	53.7
Interest income	6.4	16.0

[1] Includes services for resale to third parties and for internal use.

As part of the exclusive distribution agreement signed in 2001 with Bell Canada and subsequently terminated in June 2004, the Company derived revenue from Bell Canada (included in the related party amount) and directly from other customers with Bell Canada acting as a distribution agent (excluded from the related party amount). Included in related party revenue is the amount derived directly from Bell Canada in the amount of $7.6 million for the year ended December 31, 2004 ($41.2 million for the year ended December 31, 2003). Under the distribution agreement, the amount derived from other customers with Bell Canada acting as a distribution agent is $24.3 million for the year ended December 31, 2004 ($57.4 million for the year ended December 31, 2003).

Included in direct costs and expenses is $26.4 million for the year ended December 31, 2004 ($82.3 million for the year ended December 31, 2003) related to the service agreement signed with Bell Nexxia in 2001 and subsequently terminated in June 2004, which includes costs related to agency revenue.

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control until June 16, 2004:

	2004	2003
Accounts receivable	-	10.1
Other current assets	-	16.0
Accounts payable and accrued liabilities	-	58.5
Deferred revenue	-	5.0

TAX LOSS MONETIZATION STRUCTURE

As part of a tax loss consolidation arrangement, which was terminated on May 31, 2004, the Company recorded interest income of $21.7 million for the year ended December 31, 2004 ($52.2 million for the year ended December 31, 2003). The Company also incurred interest expense of $15.3 million for the year ended December 31, 2004 ($36.2 million for the year ended December 31, 2003). For income tax purposes, the $21.7 million of interest income for year ended December 31, 2004 ($52.2 million for the year ended December 31, 2003) increases the taxable income of the Company and accelerates the use of the Company's tax attributes resulting in a $7.5 million reduction in future income tax assets in Canada for the year ended December 31, 2004 ($16.6 million for the year ended December 31, 2003).

The net interest amount of $6.4 million for the year ended December 31, 2004 ($16.0 million for the year ended December 31, 2003) has been recorded as interest income.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

20. RELATED-PARTY TRANSACTIONS (CONTINUED)

The capital arrangements associated with the tax structure were initiated by the Company with a temporary loan of $1.0 billion from its banker. The funds were then advanced to Bell Canada through a subordinated demand loan bearing interest at a rate of 5.235% in 2004 (5.567% in 2003). The loan was unsecured and subordinated, payable on demand and repayable at any time.

A wholly owned subsidiary of the Company then issued preferred shares to Bell Canada in exchange for $1.0 billion in cash. The preferred shares were non-voting, cumulative, redeemable and retractable at any time. The dividend rate was 3.697% per annum in 2004 (3.859% in 2003). The interest rate on the loan to Bell Canada and the dividend rate on the preferred shares were reset at the beginning of each year. The wholly owned subsidiary had loaned the preferred share issue proceeds of $1.0 billion to its parent company on an interest-free basis. This loan was payable on demand and repayable at any time. The Company then repaid the temporary loan of $1.0 billion to its banker. Either party was entitled to terminate these agreements at any time. In addition, the agreement was to be terminated in the event that BCE was no longer the controlling shareholder of the Company. This arrangement was therefore terminated on May 31, 2004 as a result of BCE's decision to sell its ownership interest in the Company.

The Company had the legal right to offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada. This arrangement was terminated through the exercise of the legal rights of offset on May 31, 2004. As a result, these items, as well as the related interest income and interest expense representing the dividend payable on the preferred shares have been presented on a net basis.

21. GOVERNMENT ASSISTANCE

In 2004, the Company became eligible to receive a retroactive tax credit in the amount of $2.2 million from Investissement Québec relating to the period from June 23, 2003 to December 31, 2004. This credit is with respect to the relocation of Quebec-based employees performing specified, qualifying activities to the Carrefour de la nouvelle économie of Longueuil, Quebec. This amount has been recorded as a reduction of research and development expenses in the statement of earnings and has been classified under other current assets on the balance sheet.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, accounts receivable, certain assets included in other current assets, and accounts payable and accrued liabilities approximate their carrying amount given that they will mature shortly. The fair value of the long-term debt approximates its carrying value. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.

23. DERIVATIVE FINANCIAL INSTRUMENTS

The Company periodically uses derivative instruments to manage its exposure to foreign currency risk. The Company does not use derivative instruments for speculative purposes. The Company does not trade actively in derivative instruments, and therefore, is not exposed to any significant liquidity risks relating to them.

The only derivative instruments outstanding at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. At December 31, 2004, principal amounts to be received under these contracts are $30.3 million, whereas principal amounts to be paid under these contracts are US$25.0 million.

The carrying value of all financial instruments approximates fair value, other than the financial instrument related to the options currently held in a public company by the Company's former U.S. Health subsidiary which is carried at a cost of approximately $10.0 million and for which the fair value currently is non-determinable. These options are currently the subject of a dispute between the Company's former subsidiary, BCE Emergis Corporation, and the grantors of these options (see Note 8). The financial instrument is classified under other current assets on the balance sheet.

IN MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

24. GUARANTEES

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. These guarantees or indemnifications are found in transactions such as business dispositions, the sale of assets, and the sale of services and licenses.

BUSINESS DISPOSITIONS AND SALE OF ASSETS

In the context of business dispositions or the sale of assets, the Company may from time to time agree to compensate the purchaser for costs and losses incurred as a result of various events, including breaches of representations and warranties, litigation against the counterparties, valuation differences, resolution of contingent liabilities of the disposed businesses or assets, or the reassessment of prior tax filings of the corporations carrying on the business.

The term and amount of such indemnification will generally be limited by the agreement. The maximum potential exposure under these guarantees represented a cumulative amount of approximately $157.7 million as at December 31, 2004, ($121.0 million as at December 31, 2003) except for tax liabilities and certain other representations for which the agreements do not specify a maximum amount. However, based on its experience, the Company believes that any potential payment will not be significant. The Company's representations and warranties exist for a period ending no later than December 31, 2005, except for tax and certain other representations which are in force until the expiry of the applicable statute of limitations, and for an amount of $0.3 million which exist for a period ending no later than May 28, 2007. An amount of $0.8 million (nil in 2003) has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

OTHER INDEMNIFICATION AGREEMENTS

In addition, the Company provides indemnifications to counterparties in transactions such as the sale of services and licenses. These indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by the counterparties as a consequence of the agreement. The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. While some of the agreements specify a maximum potential exposure based on fees paid by counterparties, some do not specify maximum amounts or limited periods. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued on the consolidated balance sheet relating to this type of indemnification or guarantee for the years ended December 31, 2004 and 2003. Historically, the Company has not made any significant payments under such indemnification agreements.

25. SUBSEQUENT EVENTS

On February 14, 2005, the Company announced its intention to initiate a normal course issuer bid through the facilities of the Toronto Stock Exchange.

Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from February 16, 2005 to February 15, 2006.



RECEIVED
2005 MAR 31 P 1:58


Emergis

>>> News release

Emergis files 2004 Audited Financials and MD&A

Montréal, March 9, 2005 – Emergis Inc. (TSX: EME) today announced that it has filed its 2004 audited financial statements and notes and its 2004 management's discussion and analysis with Canadian securities regulators. The information is available electronically to interested parties at www.sedar.com and on the Company's web site at www.emergis.com. Emergis' 2004 annual report will be mailed to shareholders in the last week of March.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the leading health insurance companies, the top financial institutions, government agencies and some 1,900 pharmacies, and to large enterprises in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT MARCH 9, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

-30-

For additional information:
Media: Ann-Marie Gagné 514 868-2361
Investors: John Gutpell 514 868-2232

EMERGIS INC.
Management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2004 and 2003

(in millions of Canadian dollars unless otherwise noted)

This Management's discussion and analysis (MD&A) provides our view of the factors affecting our 2004 performance to facilitate the understanding of our 2004 financial results, to compare these financial results to those of 2003, and to communicate our outlook for our Company for 2005, as well as the issues and risks that may have an impact on our future performance. It is intended to complement and supplement the financial information included in the Consolidated financial statements, Notes and other financial information elsewhere in this Annual report, and in our Annual information form and other documents filed on SEDAR at www.sedar.com. As a result, it should be read in conjunction with such financial information. The date of this MD&A is March 7, 2005.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" the "Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this MD&A, elsewhere in this Annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, are forward-looking within the meaning of certain securities laws, and are subject to important risks, uncertainties and assumptions. These forward-looking statements include, among others, statements with respect to our objectives and the strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking statements. The forward-looking statements in this MD&A describe our expectations as of March 7, 2005.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among others: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, change of control following the sale by BCE Inc. (BCE) of its interest in our Company, acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect our intellectual property, infringement claims on our intellectual property, and industry and government regulation.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us, or on our behalf. Please see our 2004 Annual information form for additional information on risk factors.

OVERVIEW

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement and loan processing, we deliver solutions in Canada to leading health insurance companies, the top financial institutions, government agencies and some 1,900 pharmacies, and to large enterprises in North America. Our shares (TSX: EME) are included in the S&P/TSX Composite Index.

Our head office is located in Longueuil, Quebec. We also lease offices and facilities in various other locations in North America, including principally Montreal and Mont St. Hilaire in Quebec, the Toronto, Ontario area; Calgary, Alberta; and McLean, Virginia. Our workforce numbered approximately 950 at December 31, 2004.

CLIENT SEGMENTS

In 2004, our operations, other than our discontinued operations, addressed principally two client segments – Health and Finance. In addition, we generated revenue from non-core operations in the first half of 2004.

Health: This segment addressed the Canadian health market by enabling the processing of daims for health insurance companies, workers' compensation boards and other government agencies, and by providing pharmacies with technology solutions to support their operations. In this market, we leverage our technology leadership and our business relationships with our clients to offer them cost savings and efficiencies.

Finance: This segment offered North American enterprises and financial institutions finance-related eBusiness solutions. The focus of this business segment is on payment enablement and loan document processing solutions. Our technology and business relationships with financial institutions and large corporations allow them to benefit from the cost savings, efficiencies and enhanced client service portfolio that we provide.

Non-core operations: We also generated revenue from non-core operations, consisting of a three-year distribution agreement with Bell Canada for legacy products extended in September 2001 (Bell legacy contract) pursuant to which we provided business Internet access services, and other non-core and exited products. Other non-core and exited products included a number of products, which we decided in March 2002 we would no longer support nor sell. Non-core operations ended in June 2004.

Our reporting structure in 2005 will continue to include Finance and Health operations.

OBJECTIVES AND STRATEGY

2005 Objectives

- Strengthen our position as a leader in the Canadian health care technology market
- Unlock the value embedded in our Finance businesses
- Improve our profitability
- Increase shareholder value

The major components to our business strategy are to focus on our Health operations and in our Finance sector rationalize our operations and grow promising solutions. While pursuing our strategy, we will continue to drive operational efficiencies in all areas of our business.

Focus on Health Operations

We will continue to invest to grow our business in the North American health sector to take advantage of opportunities arising from the growing concerns by governments, payors and health care providers for improved quality of care and containment of rapidly growing health care costs. Emergis' health strategy centres on three key segments: private payors, public payors, and providers.

With private payors, our strategy is to grow our share of market organically by increasing our penetration of the drug and dental claims business, capitalizing on the continuing trend to convert paper claims to electronic claims, expanding our coverage to different types of claims, and leveraging complementary revenue opportunities. Our deferred claim reimbursement solution, which is currently offered in Quebec, has been enhanced during 2004 and will be marketed nationally in 2005. We now provide adjudication services to three of the largest life insurance companies in Canada, which collectively represent about half of the private group health insurance market. We will continue to work closely with our clients in the promotion of electronic adoption across Canada. We will also enhance our current dental processing capabilities to support all commonly used versions of the Canadian Dental Association's CDAnet messaging standards. These enhancements will enable us to market our solutions to all Canadian insurance carriers or claims adjudicators.

On the public payor side, we will continue to expand our relationship with provincial workers' compensation boards and provincial health plans. In November 2004, we announced that we are part of a private sector consortium that will build and maintain a new electronic service delivery model for the British Columbia Ministry of Health Services. Our role is to build and maintain a secure medical claims adjudication solution and processing environment. This contract leverages our expertise and technology developed for the private payor market in the drug and dental claims area. We intend to pursue opportunities with other provincial governments that may decide to move in a direction similar to that of British Columbia, and therefore benefit directly from this key initial contract for medical claims processing.

Similarly, in the workers' compensation claims area, Emergis has developed and operates a claims processing system for the Ontario Workplace Safety and Insurance Board and provides drug claims processing for the British Columbia worker's compensation board. We are pursuing opportunities to offer similar services to workers' compensation boards in other provinces and in selected states in the U.S.

Also in the public sector, we will pursue opportunities created by electronic health record (EHR) and drug information systems (DIS) projects across the country, leveraging our processing capabilities, the breadth of our solution functionality and our extensive connections to providers. An EHR is a comprehensive electronic file of an individual's medical history that is expected to replace paper files detailing examinations, procedures, prescriptions and test results that accumulate over time in various doctors' offices, hospitals, clinics and test centers. Included in EHR are DIS, which specifically address prescription drug information.

We are also developing a strategy to expand our presence in the automation of provider systems, with a view to accelerating the adoption of electronic claims processing and electronic records by enabling health care providers. Through acquisitions of pharmacy solutions providers in 2004, we now support the operations of approximately 1,900 pharmacies, representing about one in four pharmacies in Canada. We expect to continue to expand our pharmacy solutions business through acquisition, and plan to extend the scope of our solutions to include other types of health care providers.

Rationalize Finance Operations and Grow Promising Solution Lines

We are looking to further rationalize, as well as to grow, our Finance portfolio of solutions with a view to enhancing the value and capabilities of these lines of business. We will do so by focusing on those lines which offer long-term growth opportunities or which improve our ability to focus on our core strengths and complement our activities in the Health area. We are reviewing each of our lines of business in Finance and are considering actions ranging from further investment to monetization.

For our electronic payment solutions, our strategy is to continue to service the financial institution market, improve our margin, and work to expand the scope of certain initiatives such as Visa Commerce. As a result of the slower than anticipated adoption of our eInvoicing solution, we intend to cease the commercialization of eInvoicing and shift our focus towards realizing the value of our eInvoicing patent. In eLending, we will pursue adoption of our residential, commercial and industrial mortgage services in Quebec, the expansion of our Canadian real estate solution across Canada, and the deployment of our eLending solution in the U.S.

Improve Operating Efficiencies

We will continue to drive operational efficiencies through overhead cost reductions and facilities and technology platform consolidation. The objective of these initiatives is to take full advantage of the operating leverage inherent in our business model. For example, we have recently moved our offices from the downtown Montreal area to the Carrefour de la nouvelle économie in Longueuil, Quebec to take advantage of tax credits offered by the Government of Quebec, and to consolidate our Montreal-area locations. In the longer-term, we see opportunities to consolidate our various technology platforms in Health and in Finance.

SUCCESS FACTORS

External Success Factors

In mapping out our strategy, we consider the following external factors as key in shaping the business environment in which we operate:

Economic conditions: The strength of the overall economy impacts the level of technology spending by companies and governments, which in turn may impact our ability to sell, as well as the way we market and sell our solutions.

Health care spending: Increased government funding for health care-related initiatives in response to demands to improve the quality and availability of service may have a positive impact on our business.

Adoption: We develop and market technology solutions that transform paper business processes into electronic business processes. Our success is dependent upon the overall rate of adoption of such technologies and processes by our target markets. Increased adoption of technology solutions will have a positive impact on the demand for our solutions.

Competitive positioning: We face competition from companies selling similar solutions as well as from potential clients operating in-house solutions, which will impact our ability to grow, maintain our revenue base and retain clients. Competition may also affect the solution functionality we must develop and the selling strategies we must adopt.

Productivity: Since our solutions can increase the operating efficiency of our clients through the conversion of paper business processes into electronic ones, productivity pressures among existing and potential clients should have a positive effect on our business. The return on investment we are able to offer to our clients is a key determinant in their decision to adopt our solutions.

Legislation: Certain of our opportunities depend upon the enactment of changes to government legislation for them to be realized.

Internal Success Factors

In order to achieve our objectives, we depend on the following critical internal success factors:

Employees: Our ability to innovate, develop new solutions, and sell and deliver them on time to clients is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

Service quality: Our ability to deliver our solutions and provide our services to clients on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

Scale: We must work to achieve scale in our business by maximizing the number of transactions processed by our technology platforms in order to generate revenue levels in excess of our fixed operating costs.

Sector expertise: Our solutions automate processes in the health and financial sectors. We require significant and up-to-date knowledge of these sectors in order to tailor our solutions to the needs of our clients.

Sales and marketing: Our ability to be effective in marketing and selling our solutions will affect our growth and profitability.

Research and development: We must maintain an adequate level of funding for research and development to allow us to innovate and expand our offerings.

Operating efficiency: Our operating costs, consisting mainly of costs associated with employees, telecommunications and computing, must be maintained at levels that will enable us to attain our profitability targets. Similarly, we must also continue to be effective in our allocation of capital resources and focus on execution, delivery and control.

2004 CORPORATE HIGHLIGHTS

Sale of U.S. Health

In December 2003, we signed an agreement to sell the preferred provider organization (PPO) component of our U.S. Health operations, which re-priced medical claims for the benefit of health care payors, for a total consideration of US$213 million in cash, subject to certain working capital adjustments at closing. In addition, we adopted a plan for the disposal of the other component of our U.S. Health operations, our care management operations. In March 2004, we completed the sale of both our PPO and our care management operations, the latter for total consideration of US$10.0 million.

The former subsidiary that carried on our PPO operations also held options to purchase shares in a publicly traded company. These options remained in the former subsidiary at the closing of the sale, but the sale agreement includes a price adjustment, carried by us at a value of $10.0 million, associated with the exercise of the options or the purchase of the options by a third party. These options are the subject of a dispute between the former subsidiary and the grantors of the options. We believe that the former subsidiary has a valid position in the dispute. On its resolution, we will recognize a gain or loss on sale to the extent that the ultimate price adjustment differs from the carrying value.

Further details regarding the U.S. Health sale transactions and the contribution of these operations to our financial results are included in Note 8 to our Consolidated financial statements.

Sale by BCE of its Holdings in Emergis and Related Transactions

In June 2004, BCE sold its 64% common equity interest in Emergis by way of a public offering in the secondary market. As a result of the divestiture, we became an independent company with a more widely held shareholder base, including two shareholders which together own approximately 27% of our outstanding shares. We also have a substantially new Board of Directors, a renewed business relationship with Bell Canada and we ended our non-core activities. There have been no other significant changes in our client base or in our suppliers as a result of the BCE sale.

In connection with the sale, Bell Canada, a wholly owned subsidiary of BCE, acquired our eSecurity operations for total consideration of $30.3 million. These operations consisted of contracts for access, authentication and authorization services distributed by Bell and delivered by Emergis. They were reclassified as a discontinued operation for the current and prior periods. Other security-related services underlying our electronic claims, lending and payment service delivery platforms and solutions remain within Emergis. We have contracted with Bell Canada to provide services related to the eSecurity operations.

In addition, we agreed to terminate the Bell legacy contract and related agreements with Bell Canada, and sell to Bell Canada the remaining intellectual property related to the agreements for $10.3 million, which we recorded as a gain on sale. We also received $4.7 million as a contract settlement for the early termination of the Bell legacy contract.

Following the BCE sale, we paid a special cash distribution to our shareholders by way of return of capital of $1.45 per share, representing an aggregate special cash distribution of $150 million.

Bell Canada and its subsidiaries are and are expected to continue to be important clients of ours. To better define our on-going business relationship, Emergis and Bell Canada entered into a five-year reciprocal commercial agreement whereby we are the preferred supplier of business solutions in the areas of payment, on-line lending, health care claims and transaction processing to Bell Canada and its subsidiaries, both for internal use and for resale. In turn, Bell Canada is the preferred supplier of telecommunications and other services within Bell Canada's suite of enterprise products and services to us, both for internal use and for resale.

As a result of the BCE sale, we were no longer related to BCE and its subsidiaries and, accordingly, the tax loss monetization arrangement between us and Bell Canada was automatically terminated in May 2004. As a consequence, we recorded a valuation allowance of $56.0 million against future income tax assets. We still retain significant tax attributes to offset taxable income for the foreseeable future.

In December 2004, our shareholders approved a change in our corporate name from BCE Emergis Inc. to Emergis Inc. and ratified a shareholder rights plan adopted by our Board of Directors in June 2004. The plan was designed to provide our Board with adequate time to properly assess any unsolicited takeover bid for the Company and also, where appropriate, sufficient time to pursue other alternatives for maximizing shareholder value.

Significant Presence in the Health Care Provider Business

Through the acquisitions of Gestion InfoPharm, Tri-Comp Systems, QS/1 Data Systems and AH Computers in 2004, we created a significant presence in the automation of pharmacy solutions, as part of our strategy to accelerate the adoption of electronic claims processing and electronic records. We expect to continue to expand our pharmacy solutions business through acquisition, and are considering extending the scope of our solutions to include other types of health care providers.

Restructuring Initiative

In November 2004, we undertook a restructuring initiative involving principally a reduction in headcount and rationalization of facilities which was designed to continue the streamlining of our organizational structure to enable us to attain our profitability targets. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004. The year-end balance of this restructuring charge to be disbursed was $14.2 million and was included in accounts payable and accrued liabilities on our December 31, 2004 Balance sheet.

eInvoicing

We responded to the less-than-expected market demand for electronic invoice presentment and payment solutions (EIPP) by limiting the on-going development of our eInvoicing solution and centralizing service delivery functions in Longueuil, Quebec. These moves were consistent with our objective to move our U.S. businesses towards profitability. Weak demand experienced by us in our direct sales efforts for eInvoicing has also been felt by our bank distribution partners. In December 2004, we reached an agreement with Bank of America to terminate their agreements for EIPP and to provide for transition services in 2005. In addition, our distribution agreements with JPMorgan Chase Bank will expire in 2005. We expect that a number of our other contracts for eInvoicing will not be renewed when they come to term.

We intend to cease commercialization of eInvoicing and are pursuing our patent rights for our eInvoicing technology, having successfully enforced these rights and received more than $1 million in license revenue in a test case in 2003. We are in the process of notifying other parties believed to be infringing on our patent of our intent to enforce these rights.

DEFINITIONS

Total revenue: Total revenue includes core revenue by client segment and non-core revenue. As of January 1, 2004, we modified our reporting to disclose non-core operations, which were originally included in the Finance and Health segments, as a separate segment. We have restated comparative results to reflect this change.

Non-core revenue: Non-core revenue included revenue derived from the Bell legacy contract and from other non-core and exited products. Non-core activities ended in the second quarter of 2004.

Under the Bell legacy contract, we provided business Internet access services that were no longer considered core to our business strategy. It generated $37.7 million and $98.6 million in committed revenue for us in 2004 and 2003, respectively. The contract was terminated as of June 30, 2004 and we received $4.7 million in settlement of the contract.

Other non-core and exited products included a number of products, which we decided in March 2002 we would no longer support nor sell, since they offered little opportunity for growth, were not profitable or were not consistent with our strategy going forward. These other non-core and exited products generated $1.9 million and $10.1 million in revenue in 2004 and 2003, respectively.

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims switching, adjudication and payment, payment and presentment processing and electronic messaging, and from fixed and/or user-based monthly charges, primarily for hosting and securing network services and activation fees. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for clients, and initial software license fees.

Our revenue recognition policy is disclosed in Note 2 to our Consolidated financial statements.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax adjustments, as applicable.

NON-GAAP FINANCIAL MEASURES

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the Consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measuring tool, as it allows us to assess the operating performance of our on-going businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles EBITDA excluding one-time items to EBITDA:

2004	Q1	Q2	Q3	Q4	FY
EBITDA excluding one-time items	**0.2**	**6.1**	**5.5**	**5.9**	**17.7**
Restructuring and other charges	6.3	(2.4)	(1.2)	(21.4)	(18.7)
Income from contract settlements	-	13.8	-	-	13.8
EBITDA	**6.5**	**17.5**	**4.3**	**(15.5)**	**12.8**

2003	Q1	Q2	Q3	Q4	FY
EBITDA excluding one-time items	**1.5**	**2.6**	**4.3**	**5.3**	**13.7**
Restructuring and other charges	-	-	-	(38.2)	(38.2)
Income from contract settlements	-	-	-	-	-
EBITDA	**1.5**	**2.6**	**4.3**	**(32.9)**	**(24.5)**

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

2004	**Q1**	**Q2**	**Q3**	**Q4**	**FY**
Net income (loss) from continuing operations excluding one-time items	**(10.8)**	**(7.3)**	**2.5**	**(4.9)**	**(20.5)**
Income from contract settlements	-	13.8	-	-	13.8
Restructuring and other charges	4.1	(2.4)	(1.2)	(21.4)	(20.9)
Gain on sale of assets	-	11.6	-	-	11.6
Write-down of future income tax assets	-	(56.0)	-	-	(56.0)
Net income (loss) from continuing operations	**(6.7)**	**(40.3)**	**1.3**	**(26.3)**	**(72.0)**

2003	**Q1**	**Q2**	**Q3**	**Q4**	**FY**
Net loss from continuing operations excluding one-time items	**(6.7)**	**(5.6)**	**(1.9)**	**(3.9)**	**(18.1)**
Income from contract settlements	-	-	-	-	-
Restructuring and other charges	-	-	-	(33.3)	(33.3)
Gain on sale of assets	-	-	-	-	-
Write-down of future income tax assets	-	-	-	(18.4)	(18.4)
Other – tax-related	-	-	-	9.2	9.2
Net loss from continuing operations	**(6.7)**	**(5.6)**	**(1.9)**	**(46.4)**	**(60.6)**

2004 FINANCIAL HIGHLIGHTS

Consolidated Statements of Earnings

- Total revenue was $218.5 million in 2004 compared to $284.0 million in 2003 due to a lower contribution from non-core operations which ended in June 2004.
- In both 2003 and 2004, 86% of revenue was from recurring sources and 17% of total revenue was U.S.-sourced.
- Health revenue grew by 25% from $56.9 million in 2003 to $70.9 million in 2004 as a result of acquisitions and growth in claims processing activities.
- Finance revenue decreased from $118.4 million to $108.0 million mainly due to the expiry of certain point-of sale, messaging, reseller and eInvoicing contracts, and to lower implementation revenue associated with the eLending-U.S. platform, partly offset by revenue from transition services associated with the sale of our eSecurity and webdoxs operations.
- Income related to contract settlements of $13.8 million was recorded in 2004.
- Restructuring charges totalling $18.7 million were taken in 2004 compared to $38.2 million taken in 2003.

- EBITDA in 2004 excluding one-time items was $17.7 million, ahead of the 2003 level of $13.7 million due to a significantly higher contribution from Finance, partly offset by a lower contribution from non-core activities.
- Gains on sale of assets of $12.2 million were recorded in 2004 mainly resulting from the sale of intellectual property associated with the Bell legacy contract.
- A valuation allowance of $56.0 million was recorded against future income tax assets in 2004.
- Reported net loss from continuing operations was $(72.0) million ($(0.70) per share) in 2004 compared to $(60.6) million ($(0.59) per share) in 2003.
- Net loss from continuing operations excluding one-time items was $(20.5) million ($(0.20) per share) in 2004 compared to $(18.1) million ($(0.18) per share) in 2003.
- Net income from discontinued operations was $10.3 million in 2004 compared to a net loss of $(36.2) million in 2003.
- Total net loss was $(61.7) million ($(0.60) per share) in 2004 compared to a net loss of $(96.8) million ($(0.94) per share) in 2003.

Consolidated Balance Sheets (December 31)

- Cash and temporary cash investments related to continuing operations in 2004 were $204.8 million compared to $128.6 million in 2003 reflecting mainly the receipt of the proceeds of sale of our U.S. Health operations net of the special cash distribution to shareholders.
- Future income tax assets decreased to nil from $77.3 million in 2003 mainly due to a valuation allowance taken in 2004.
- Current assets decreased from $457.8 million in 2003 to $241.2 million in 2004 due to the sale of our U.S. Health operations; current liabilities decreased from $206.8 million to $114.1 million mainly due to reductions in accounts payable and deferred revenue.
- Stated capital decreased from $1,546.7 million to nil mainly due to reductions totalling $1,385.8 million effected in 2004, which in turn increased contributed surplus, and to a $150.0 million special cash distribution to shareholders.

Consolidated Statements of Cash Flows

- Cash flows from operating activities decreased from $52.5 million to a use of cash flow for operating activities of $(20.4) mainly due to changes in working capital accounts.
- Proceeds of sale of businesses of $327.4 million were received in 2004.
- A special cash distribution totalling $150.0 million was paid to shareholders in 2004.
- Cash flow from discontinued operations in 2003 of $35.6 million decreased in 2004 to $3.7 million mainly due to the sale of our U.S. Health operations.

CORPORATE PERFORMANCE

Our 2004 objectives, as set out in the MD&A in our 2003 annual report, were as follows:

To strengthen our position as an eBusiness leader in Canada

- At the end of 2004, our organization was more focused and leaner, with considerable funding available to further develop our lines of business and take advantage of new opportunities, particularly in our Health client segment.
- We took major steps to shed operations that were non-core to our strategy going forward.
- Through rationalization activities, we reduced our core operating cost structure by some $18 million annually, including a 29% reduction in our workforce.

- We established a new and significant position in the provider solutions area with the acquisition of a number of companies offering pharmacy solutions.
- We advanced our technology through the completion of our eLending-U.S. platform; through the acquisition of WARE Solutions which will allow us to deliver state-of-the-art medical claims adjudication engines; and, through the upgrade of our cash management and Visa Commerce platforms.
- Already a leader in the processing of drug and dental claims in Canada for the private payor market, we increased the total number of claims processed in 2004 by 14% from 97 million to 111 million.
- In Finance, we leveraged our eLending-Canada operations to add commercial and industrial mortgage processing capabilities to our existing residential mortgage business.

To drive our U.S. businesses towards profitability

- As a result of our streamlining activities in late 2003 and our continued focus on reducing operating costs, we were able to deliver positive EBITDA excluding one-time items in 2004 in our Finance client segment. A significantly improved contribution from our U.S. Finance operations contributed to this result.
- Included in our cost-cutting efforts was our decision to limit the on-going development of our eInvoicing solution offered primarily in the U.S. and to centralize service delivery functions for this solution in Longueuil, Quebec.

To achieve scale

- In our Health operations, we continue to see the benefits of scale achieved as reflected in the EBITDA margin excluding one-time items of 14% we generated in 2004. Our strategy for these operations is to continue to expand and extend our solutions within the public and private payor community and with health care providers, thereby increasing the volume of claims on our existing platforms to further benefit from the operating leverage afforded by our business model.
- With the pharmacy solution provider acquisitions we completed in 2004, we have moved from having no position in this sector at the beginning of the year to being a significant provider of these solutions to more than 1,900 pharmacies in Canada.
- The reduction in the cost structure of our Finance operations achieved in 2004, including the downsizing of staff levels and the consolidation of our data centres, will facilitate the benefits of scale as we move forward. Through further rationalization in 2005, we will achieve greater focus in Finance as our efforts will be directed at those areas which offer the greatest opportunity for growth.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Revenue			
Finance	108.0	118.4	106.2
Health	70.9	56.9	62.6
Non-core	39.6	108.7	151.2
Total	218.5	284.0	320.0
EBITDA excluding one-time items	17.7	13.7	(30.3)
Income from contract settlements	13.8	-	-
Restructuring and other charges	(18.7)	(38.2)	(115.6)
EBITDA	12.8	(24.5)	(145.9)
Net income (loss) from:			
Continuing operations	(72.0)	(60.6)	(160.5)
Discontinued operations	10.3	(36.2)	50.2
Total	(61.7)	(96.8)	(110.3)
Basic and diluted loss per share from continuing operations ($)	(0.70)	(0.59)	(1.58)
Basic and diluted loss per share ($)	(0.60)	(0.94)	(1.09)
Weighted average number of shares outstanding used in computing basic and diluted loss per share (in millions)	103.4	102.5	101.5
Balance sheet, end of year			
Total assets	352.0	640.7	813.2
Long-term debt (including current portion)	17.2	29.1	62.0

In the past three years, total revenue has trended downward mainly as a result of the decline and elimination of non-core operations. Despite this trend, EBITDA excluding one-time items has trended upward, reflecting the actions we have taken to eliminate and reduce costs. During this period, we have also recorded a number of one-time charges and income items, which have significantly impacted reported EBITDA and net loss. These one-time items included mainly restructuring and other charges, asset write-downs, income from contract settlements and gains on sale of assets. Details of these items are provided in our Consolidated financial statements and Notes, as well as in this MD&A. Total assets have also decreased due to the sale of our U.S. Health and other operations and to write-downs taken during the period as we moved to focus the business on operations that offer higher growth potential.

SELECTED QUARTERLY INFORMATION

	Q1		Q2		Q3		Q4	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenue								
Finance	26.4	28.3	26.5	31.6	29.5	30.5	25.6	28.0
Health	14.4	13.9	17.7	14.8	18.8	13.1	20.0	15.1
Non-core	21.3	29.6	18.3	28.2	-	26.0	-	24.9
Total	62.1	71.8	62.5	74.6	48.3	69.6	45.6	68.0
EBITDA excluding one-time items	0.2	1.5	6.1	2.6	5.5	4.3	5.9	5.3
Income from contract settlements	-	-	13.8	-	-	-	-	-
Restructuring and other charges	6.3	-	(2.4)	-	(1.2)	-	(21.4)	(38.2)
EBITDA	6.5	1.5	17.5	2.6	4.3	4.3	(15.5)	(32.9)
Net income (loss) from:								
Continuing operations	(6.7)	(6.7)	(40.3)	(5.6)	1.3	(1.9)	(26.3)	(46.4)
Discontinued operations	6.6	11.5	3.1	11.5	(2.8)	8.1	3.4	(67.3)
Total	(0.1)	4.8	(37.2)	5.9	(1.5)	6.2	(22.9)	(113.7)
Basic and diluted earnings (loss) per share from continuing operations ($)	(0.06)	(0.07)	(0.39)	(0.05)	0.01	(0.02)	(0.25)	(0.45)
Basic and diluted earnings (loss) per share ($)	0.00	0.05	(0.36)	0.06	(0.01)	0.06	(0.22)	(1.10)
Weighted average number of shares outstanding used in computing basic and diluted earnings (loss) per share (millions)	103.2	101.9	103.3	102.0	103.4	102.8	103.4	103.2
Balance sheet, end of year								
Total assets	633.6	766.5	420.2	722.7	399.3	757.3	352.0	640.7
Long-term debt (including current portion)	29.0	56.7	45.7	58.6	48.1	35.8	17.2	29.1

Trends evident in our annual financial results are also evident in our quarterly results, including the decline in the revenue contribution from non-core operations, decreases in revenue from Finance operations and the upward trend in Health revenue. EBITDA excluding one-time items has generally improved year-over-year, while reported net income or net loss has been affected not just by the trends in our continuing operations, but also significant one-time items and a varying contribution from discontinued operations. Total assets reflect the sale of our U.S. Health, eSecurity and webdoxs operations, as well as asset write-downs taken over the past two years.

Fourth quarter 2004: Our fourth quarter 2004 results reflected the absence of non-core operations, continued growth in our Health operations and improved EBITDA in Finance.

Revenue for the quarter was $45.6 million compared to $68.0 million ($43.1 million excluding non-core revenue) in the fourth quarter of 2003. Excluding one-time items, EBITDA was $5.9 million compared to $5.3 million in the fourth quarter of 2003. One-time items consisted of restructuring charges totalling $21.4 million taken during the current quarter and charges of $38.2 million taken in the corresponding quarter of 2003.

During the quarter, we undertook a new streamlining initiative in response to an anticipated decline in revenue in certain areas of Finance in 2005. The initiative, which was reflected in an additional restructuring charge of $18.7 million in the fourth quarter, should enable us to attain our profitability targets. The charge reflects mainly a reduction in headcount and a rationalization of facilities.

The net loss from continuing operations excluding one-time items was $(4.9) million ($(0.05) per share) compared to a net loss of $(3.9) million ($(0.04) per share) in 2003. Reported total net loss for the quarter was reduced to $(22.9) million ($(0.22) per share) compared to $(113.7) million ($(1.10) per share) in 2003.

RESULTS OF OPERATION

REVENUE

Revenue by Client Segment

	2004				2003			
	Recurring	Non-recurring	Total	% of total	Recurring	Non-recurring	Total	% of total
Finance	79.3	28.7	108.0	50%	82.8	35.6	118.4	42%
Health	69.1	1.8	70.9	32%	55.0	1.9	56.9	20%
Core	148.4	30.5	178.9	82%	137.8	37.5	175.3	62%
Non-core	38.7	0.9	39.6	18%	105.2	3.5	108.7	38%
Total	187.1	31.4	218.5	100%	243.0	41.0	284.0	100%

Total revenue generated in 2004 was $218.5 million compared to $284.0 million in 2003, reflecting mainly lower non-core revenue related to the Bell legacy contract. Core revenue increased in 2004 by $3.6 million from 2003, reflecting a $10.6 million increase in core recurring revenue, which was generated mainly by our Health operations, partly offset by a $7.0 million decrease in core non-recurring revenue mainly due to a lower contribution from our Finance operations. Recurring revenue represented 86% of total revenue in both years. U.S.-sourced revenue was approximately 17% of total revenue in both years, virtually all of it being generated by our eLending, Visa Commerce and eInvoicing solutions in our Finance segment.

Finance: Finance revenue decreased by $10.4 million from 2003, mainly due to the expiry of certain point-of sale, reseller and eInvoicing contracts, and to lower revenue from our messaging operations and from implementation activities associated with our eLending-U.S. platform. These decreases were partly offset by transition service revenue associated with the sale of eSecurity and webdoxs operations. The expiry of the point-of-sale contract was due to the client's decision to transfer both its outsourced and its significant in-house point-of-sale activities to a single supplier. In the case of the reseller contract, the client exited the reseller activities associated with our solutions.

Recurring revenue in Finance was 73% of total Finance revenue, a slight increase from the 2003 level of 70%, due to lower non-recurring revenue in the current year from our eLending–U.S. operations. Some 34% of Finance revenue was sourced in the U.S. compared to 38% in 2003. This decrease was mainly due to lower implementation revenue from eLending–U.S.

Health: Health revenue in 2004 grew by 25% compared to 2003 as a result of acquisitions and growth in claims processing activities. Of the $14.0 million increase, some $13.1 million was due to activities related to our pharmacy solutions operations acquired during the current year. Recurring revenue represented 97% of Health revenue, a level similar to that in 2003, and virtually all Health revenue was sourced in Canada in both years.

Non-core: Non-core revenue decreased by $69.1 million from 2003 as a result of lower revenue from the Bell legacy contract due to fixed revenue reductions in the contract, to the termination of the contract as of June 30, 2004 and to lower other non-core and exited products. The Bell legacy contract represented $37.7 million or 95% of total non-core revenue of $39.6 million in 2004 and $98.6 million or 91% of the 2003 total of $108.7 million. Other non-core and exited products ended for the most part in May 2004 with the sale of BCE Emergis Systems Inc.

Related-party Revenue and Expenses

From January 1 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue during this period totalled $25.9 million compared to $91.4 million for the twelve months of 2003 period last year. This decrease is mainly due to fixed revenue reductions in the Bell legacy contract, to the termination of that contract in June 2004, as well as to lower revenue resulting from the expiry of a point-of-sale contract and a reseller agreement, both with Bell Canada.

Related-party direct costs for the same period of 2004 totalled $22.4 million compared to $63.9 million in 2003. The decrease was directly due to a decrease in revenue from the Bell legacy contract for the full twelve-month period last year. Similarly, other related-party expenses decreased by $35.4 million from $53.7 million in 2003 to $18.3 million in 2004 due to activities related to the Bell legacy contract.

In the first five months of 2004, a tax loss monetization structure established with Bell Canada generated net interest income of $6.4 million and a provision for income taxes in the amount of $7.5 million, resulting in a net negative impact on net income of $1.1 million. In 2003, it generated net interest income of $16.0 million and a $16.6 million provision for income taxes. Further details of this structure are included in Note 20 to the Consolidated financial statements.

INCOME FROM CONTRACT SETTLEMENTS

In April 2004, we recorded income of $9.1 million in settlement of a dispute relating to a distribution agreement with a supplier of technology we no longer market. In addition, we entered into an agreement with Bell Canada for the early termination of the Bell legacy contract. We received $4.7 million related to the settlement of this contract.

EXPENSES

Direct Costs and Gross Margin

	Finance		Health		Non-core		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenue	108.0	118.4	70.9	56.9	39.6	108.7	218.5	284.0
Direct costs	19.0	22.8	18.0	14.5	15.9	42.5	52.9	79.8
Gross margin	89.0	95.6	52.9	42.4	23.7	66.2	165.6	204.2
Gross margin %	82%	81%	75%	75%	60%	61%	76%	72%

Direct costs include telecommunications costs relating to services provided to clients, the cost of products or services purchased specifically for client projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific client projects directly related to the revenue. Overall, the increase in our gross margin from 72% to 76% reflects our changing revenue mix. Within each segment, direct costs moved in relation to revenue, as expected, and margins remained essentially the same in both 2003 and 2004. In 2005, direct costs are expected to continue to track to revenue.

Operating Expenses

	2004		2003	
		% of revenue		% of revenue
Operations	64.2	29%	87.2	31%
Sales & Marketing	23.6	11%	30.5	11%
Research & Development	34.1	16%	36.0	13%
General & Administrative	26.0	12%	36.8	13%
Total before:	**147.9**	**68%**	**190.5**	**68%**
Restructuring and other charges	18.7	8%	38.2	13%
Total	**166.6**	**76%**	**228.7**	**81%**
Workforce – continuing operations (end of year)	950		1,160	

Expenses, excluding restructuring and other charges, decreased by $42.6 million or 22% compared to 2003 mainly due to lower costs associated with the Bell legacy contract, to our restructuring initiative undertaken in late 2003 and to continuing cost containment activities during 2004, partly offset by higher expenses associated with Health operations acquired in 2004. Overall, operating expenses are targeted to decrease in 2005 compared to 2004 levels due to the absence of non-core operations and to the November 2004 restructuring initiative.

Operations: Operations expense consists primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business. Expense levels have decreased principally due to the reduction of operations costs related to the Bell legacy contract and to the impact of our 2003 streamlining initiative. A further reduction is targeted in 2005 due to the absence of non-core operations and to the November 2004 restructuring initiative.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased mainly as a result of cost-cutting initiatives related to our Finance operations in the U.S. We anticipate sales and marketing expenses to decrease both in dollar terms and as a percentage of revenue in 2005.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Research and development expenses decreased in 2004 as a result of our cost containment efforts. We are targeting research and development expenses in 2005 to decrease relative to those in 2004.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses decreased compared to 2003 both as a percentage of revenue and in total dollar terms due mainly to our 2003 streamlining initiative. In 2005, we are targeting a further decrease in costs reflecting the impact of the November 2004 streamlining initiative and to on-going efforts to contain expenses.

Restructuring and other charges: In December 2003, we signed an agreement to sell the majority of our U.S. Health operations. As a result of this announcement, we developed a restructuring program to streamline our organizational structure and rationalize our overhead. This resulted in a pre-tax charge of $38.2 million in 2003. The charge included cash restructuring charges totalling $22.1 million for employee severance and other employee costs, and asset write-downs totalling $16.1 million. Since we were not able to complete all of the streamlining activities in the first quarter of 2004, we reversed $6.3 million of the charge in that quarter, but subsequently completed the activities and incurred charges which offset the reversal in the following quarters of 2004. As a result, the Consolidated statement of earnings impact of the 2003 streamlining initiative was nil on a pre-tax basis in 2004.

In November 2004, we undertook a new restructuring initiative involving principally a reduction in headcount and rationalization of facilities, which was designed to continue the streamlining of our organizational structure to enable us to attain our profitability targets. The plan was substantially complete by the end of 2004. A restructuring charge of $18.7 million related to the plan was taken in the fourth quarter of 2004.

The year-end 2004 balance of all restructuring charges to be disbursed was $21.6 million, of which $18.7 million was included in accounts payable and accrued liabilities and $2.9 million was included in long-term deferred credits and other.

Workforce: Total workforce related to continuing operations decreased from 1,160 at the end of 2003 to 950 at the end of 2004. These figures exclude 865 individuals transferred with the sale of our U.S. Health operations and an additional 94 with our webdoxs and eSecurity operations. The decrease in workforce from continuing operations included 337 departures related to streamlining initiatives, a further decrease of 39 for attrition net of new hires, and 166 additions related to acquisitions. Included in the 2004 year-end workforce of 950 are approximately 900 employees and 50 consultants.

EBITDA

	2004		2003	
		Margin %		Margin %
Finance	1.1	1%	(12.6)	(11)%
Health	9.9	14%	8.5	15%
Non-core	6.7	17%	17.8	16%
Sub-total excluding one-time items:	**17.7**	**8%**	**13.7**	**5%**
Income from contract settlements	13.8		-	
Restructuring and other charges	(18.7)		(38.2)	
Total	**12.8**	**6%**	**(24.5)**	**(9)%**

Finance: EBITDA excluding one-time items improved by $13.7 million compared to 2003 mainly due to cost containment efforts which were in line with our objective to move Finance operations in the U.S. towards profitability. In 2005, Finance EBITDA is expected to remain near the breakeven level with an anticipated decrease in revenue in the segment being offset by lower costs as a result of the November 2004 streamlining initiative.

Health: Health EBITDA increased in 2004 as a result of higher revenue generated in the segment, partly offset by a higher allocation of overhead costs as this segment's revenue increased relative to that of Finance. Health EBITDA in 2005 is targeted to increase as a result of continued growth in operations, the operating leverage inherent in this business and the full-year impact of acquisitions completed in 2004.

Non-core: EBITDA excluding one-time items decreased in line with the decrease in non-core revenue as the fixed cost and revenue structure of the Bell legacy contract generated a margin of 17% in each year of the contract. Non-core operations ceased as of June 2004 and therefore will not contribute to consolidated EBITDA going forward.

OTHER EXPENSES

	2004	2003
Depreciation	12.9	14.4
Amortization of intangible assets	16.1	20.6
Interest income	(10.6)	(17.5)
Interest on long-term debt	2.4	3.9
Gain on sale of assets	(12.2)	-
Loss on foreign exchange	4.5	0.9
Other	(0.1)	(0.6)
Income taxes	71.8	14.4

Depreciation: The decrease in depreciation is mainly the result of a decrease in additions to fixed assets in both 2003 and 2004 and a review of the useful life of certain assets undertaken in January 2003. Depreciation expense is expected to decrease slightly in 2005 given certain assets will be fully depreciated and reduced capital expenditures are planned for 2005.

Amortization of intangible assets: Amortization of intangibles decreased mainly as a result of the write-down of intangible assets included in the restructuring and other charges recorded at the end of 2003. Based on the current intangible asset base, we are targeting this item to decrease again in 2005.

Interest income: Interest income decreased mainly due to the termination in May 2004 of the tax loss monetization structure with Bell Canada described in Note 20 to the Consolidated financial statements. The absence of the structure in 2005 will result in a further reduction in interest income in that year.

Interest on long-term debt: Interest on long-term debt decreased due to a net reduction in debt in 2004 compared to 2003. We expect a further decrease in interest expense in 2005 as average outstanding debt in 2005 will be lower than that in 2004.

Gain on sale of assets: We recorded gains on sale of assets of $12.2 million mainly related to the sale of intangible assets associated with the Bell legacy contract and of BCE Emergis Systems Inc. described in Note 6 to the Consolidated financial statements.

Loss on foreign exchange: The increase in loss on foreign exchange was mainly due to a partial reduction in our net investment in foreign subsidiaries in 2004. The extent to which we record a gain or loss on foreign exchange in 2005 will be dependent on future foreign exchange rates.

Income taxes: The increase is mainly attributable to a valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations. This valuation allowance was taken as a result of our assessment that the future income tax assets are no longer "more likely than not" realizable, given the uncertainty surrounding our ability to generate sufficient taxable income due to the termination on May 31, 2004 of the tax loss monetization arrangement between us and Bell Canada. Consequently, we have not tax-effected temporary differences since the termination and we will continue this treatment in 2005. We still retain sufficient tax attributes to offset taxable income for the foreseeable future. The future tax assets deemed unlikely to be realized for financial reporting purposes consist mainly of differences between tax values and accounting values of depreciable assets. Given that such differences can be carried forward indefinitely and are for the most part transferable upon change of control, these tax assets may ultimately be realized.

NET LOSS FROM CONTINUING OPERATIONS

Net loss from continuing operations totalled $(72.0) million or $(0.70) per share on a fully diluted basis in 2004 compared to $(60.6) million or $(0.59) per share in 2003. Excluding one-time items, the equivalent figures were $(20.5) million or $(0.20) per share compared to $(18.1) million or $(0.18) per share in 2003. This slightly higher net loss excluding one-time items was due to lower net interest income of $5.4 million, higher taxes of $3.5 million and other net expenses of $3.5 million, partly offset by higher EBITDA of $4.0 million and lower depreciation and amortization of $6.0 million. One-time items in 2004 represented net expenses of $51.5 million compared to $42.5 million in 2003.

We are targeting approximately breakeven net income from continuing operations in 2005, an improvement from the loss from continuing operations excluding one-time items experienced in 2004, mainly as a result of higher EBITDA and decreases in depreciation and amortization and income taxes.

DISCONTINUED OPERATIONS

Discontinued operations included our former U.S. Health, eSecurity, and webdoxs bill presentment operations. Details regarding the statements of earnings for these discontinued operations can be found in Note 8 to our Consolidated financial statements. In 2004, they contributed $10.3 million in net income to our consolidated results for the year compared to a loss of $(36.2) million in 2003. The 2003 loss included a $77.3 million write-down related to our U.S. Health operations.

The contribution to net income from discontinued operations is expected to be negligible in 2005, since the activities related to the sale of these operations were substantially completed in 2004.

NET LOSS

Net loss for 2004 was $(61.7) million ($(0.60) per share), representing a $35.1 million improvement from of the net loss of $(96.8) million ($(0.94) per share) reported in 2003. The improvement was mainly due to the following factors: a $46.0 million improvement in loss from continuing operations before income taxes; a $46.5 million increase in contribution from discontinued operations; and, a $57.4 million increase in income taxes related to continuing operations resulting from a valuation allowance taken against our future income tax asset in 2004.

LIQUIDITY AND CAPITAL RESOURCES

The table below sets forth a summary of cash flow activity and should be read in conjunction with our Consolidated statements of cash flows:

	2004	2003
Cash flows from (used for) operating activities	(20.4)	52.5
Cash flows from (used for) investing activities	290.0	(10.8)
Cash flows used for financing activities	(196.9)	(40.7)
Other	(9.0)	(6.2)
Increase (decrease) in continuing cash position	**63.7**	**(5.2)**
Cash flow from discontinued operations	3.7	35.6
Increase in cash position	**67.4**	**30.4**
Cash and cash equivalents – total	**204.8**	**137.4**

At year-end 2004, we had $204.8 million in cash and cash equivalents on hand compared to $137.4 million in 2003, including cash and cash equivalents related to our discontinued operations of $8.8 million in 2003 and nil in 2004. Excluding current assets and current liabilities held for sale, our balance sheet reflected a current ratio of 2.1, compared to 0.9 in 2003, and positive working capital of $127.1 million compared to negative $14.0 million in 2003. We also had access to unused lines of credit totalling $8.6 million ($8.0 million in 2003). At the end of 2004, an amount of $4.3 million ($2.7 million at December 31, 2003) representing irrevocable letters of credit guaranteeing operating lease commitments had been committed from these facilities.

We believe that we will be able to meet our anticipated cash requirements for 2005, including the repurchase of up to 7.3 million shares under the normal course issuer bid we announced in February 2005, based on the strength of our financial position represented mainly by our funds on hand at year-end. Following the sale of our U.S. Health operations, we substantially increased our cash position. In accordance with the sale agreement, should we decide to use a portion of our cash resources to pay a dividend or other return of capital to our shareholders, including the repurchase of shares, some restrictions would apply. These restrictions may be lifted through the posting of a letter of credit of up to US$50.0 million (reducing to US$25 million in or before September 2005). Also in accordance with the sale agreement, if we are merged, liquidated, wound up or dissolved into another person, unless such person assumes all of our obligations and has a net worth of US$100.0 million, such person would be required to enter into the same letter of credit arrangements.

Operating activities

Our operating activities used $20.4 million in 2004, compared to their generating $52.5 million in cash in 2003, a decrease of $72.9 million mainly due to a reduction in payables to related parties, and to a decrease in deferred revenue, partly offset by an increase in EBITDA.

Investing activities

Cash flows from investing activities were $290.0 million in 2004 due to the receipt of proceeds totalling $327.4 million from the sales of our U.S. Health, eSecurity and webdoxs operations, the sale of the intellectual property related to the Bell legacy contract, net of $23.9 million disbursed for the acquisitions of WARE Solutions and pharmacy solution companies – Tri-Comp Systems, Gestion InfoPharm, QS/1 Data Systems and AH Computer Systems, and of $13.8 million in additions to capital assets. During 2003, $8.2 million were used for investing activities related to additions to capital assets and $2.6 million for a payment related to the 2000 acquisition of Emergis Technologies, Inc. Our addition to fixed assets for 2005 including portions to be financed with capital leases are expected to be in the range of $10 million to $15 million compared to $20.1 million in 2004. We expect to finance 2005 additions mainly through internally generated funds and available credit facilities.

Financing activities

Cash flows used in financing activities amounted to $196.9 million mainly due to a $150.0 million special cash distribution to our shareholders, the repayment of a promissory note to Bell Canada of $30.1 million and the repayment of debt. In 2003, funds used from financing activities totalled $40.7 million for the repayment of a promissory note issued to Freddie Mac for US$12.0 million and of other long-term debt.

The foreign exchange loss on cash held in foreign currencies decreased our cash position by $9.0 million compared to a $6.2 million decrease in 2003, mainly as a result of the strengthening of the Canadian dollar relative to the U.S. dollar in both years.

Discontinued operations

Cash flows from discontinued operations decreased from $35.6 million in 2003 to $3.7 million in 2004 as these businesses were present for only a part of the current year.

Financial instruments

Our principal financial instruments included cash and cash equivalents, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

In 2004, we did not use derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries a fixed rate of interest and consists mainly of capital leases.

In the first quarter of 2004, we entered into currency forward contracts to maintain the value of our foreign investments, where a large part of the net proceeds of the sale of our U.S. Health operations were being held. During the year, we repatriated a substantial portion of our foreign investments as these currency forward contracts came to term. At December 31, 2004, we held contracts totalling US$25.0 million, which terminated on January 31, 2005. These contracts converted U.S. dollars into Canadian dollars at the rate of $1.2112 per U.S. dollar. At December 31, 2004, the principal amounts to be received under these contracts were approximately $30.3 million.

The carrying value of all of our financial instruments, other than the financial instrument related to the options held by our former U.S. Health subsidiary in a public company, approximates their fair value. This instrument is carried at a cost of approximately $10.0 million and its fair value currently is not determinable. It is the subject of a dispute between our former subsidiary and the grantors of the options. We believe that the former subsidiary has a valid position in the dispute. On its resolution, we will recognize a gain or loss on sale to the extent that the ultimate price adjustment differs from the carrying value.

Contractual obligations

We have contractual obligations to make future payments on long-term debt and lease agreements. For further details, see Notes 9 and 16 to our Consolidated financial statements.

The following table summarizes these obligations:

	2005	2006	2007	2008	2009	2010 to 2015
Long-term debt	1.6	0.8	-	-	-	-
Capital leases	7.7	4.7	3.3	0.9	-	-
Operating leases	12.3	11.3	9.1	9.1	7.6	24.2
Total	21.6	16.8	12.4	10.0	7.6	24.2

In the normal course, we enter into software and hardware maintenance contracts and telecommunications contracts with commitments that do not exceed one year.

Off-balance sheet arrangements

As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 24 to our Consolidated financial statements for further details.

As part of the capital arrangements associated with the tax loss monetization arrangement described in Note 20 to our Consolidated financial statements, we offset the demand loan receivable from Bell Canada against the preferred shares issued to Bell Canada at year-end 2003.

We had $55.6 million of funds in transit at December 31, 2004 ($53.5 million in 2003), which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf. An equal amount is payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis, since these funds do not belong to us, as we are not liable in favour of any party.

Through our acquisition of Gestion InfoPharm, we assumed non-interest-bearing loans of $3.9 million, repayable in December 2005 and May 2006. Concurrently, we assumed matching notes bearing interest of 5.5% to 6.35%, which mature in the amount and on the due dates above, respectively, and which have been pledged as security for the loans. As these pledged notes satisfy in full the required principal payments, the loans have been compensated, and both the loans and the notes have been presented on a net basis on our Balance sheet.

Related-party transactions

Our December 31, 2004 Balance sheet does not include any balances due to or from related parties, since as of June 2004 we are no longer subject to control by BCE. Our December 31, 2003 Balance sheet included related-party line items as follows: accounts receivable of $10.1 million; other current assets of $16.0 million; accounts payable and accrued liabilities of $58.5 million; and, $5.0 million in deferred revenue.

Acquisitions and Divestitures

In 2004, we acquired companies and assets using the purchase method of accounting. We also sold certain of our operations and assets. For details of our acquisitions and divestitures, see Notes 6, 8 and 11 to our Consolidated financial statements.

Outstanding Securities

As at March 7, 2005, we had 103,532,349 common shares outstanding, 2,582,093 options granted and 350,000 warrants outstanding. The options and warrants are exercisable on a one-for-one basis into common shares.

OUTLOOK

2004 was a year of transformation for Emergis, one in which we increased our focus on areas that offer long-term growth opportunities, took steps designed to ensure that our cost base enables us to attain our profitability targets and saw a significant change in our shareholder base with the sale by BCE of its holdings in our shares.

We realized a major step in the execution of our business strategy with the sale of our U.S. Health operations. It is our view that these operations were distinct, with few synergies with the rest of our operations, and we saw little progress in creating a path for them within our strategy.

We became an independent company and in the process, renewed our shareholder base, made significant changes to our board of directors, ended our non-core operations and entered into a new business relationship with Bell Canada.

We intend to use our substantial funds on hand both in the short and medium terms to enhance shareholder value. We are now primarily focused on growing our Health business, both organically and through acquisitions. We are also considering other capital transactions to enhance shareholder value, including the normal course issuer bid we announced in February 2005.

On the Finance side, we see opportunities to rationalize our portfolio, grow our more promising assets and unlock the unrecognized value in these lines of business. Each of the lines is being looked at, and we are considering actions ranging from continued investment to monetization.

In 2005, we are targeting total revenue to decline from 2004 due mainly to the absence of non-core operations, which generated $39.6 million in 2004, and to a decrease in revenue from Finance operations. The decline in

Finance revenue is expected to result primarily from the expiry of certain point-of-sale, messaging and eInvoicing contracts, and to lower revenue from our eLending-U.S. platform as this service transitions from the development stage into commercial operation. Health revenue is targeted to grow both organically and as a result of the full-year impact of acquisitions made during 2004.

The targeted decrease in revenue in 2005 compared to 2004 will negatively affect 2005 EBITDA. However, the impact of the November 2004 streamlining initiative is expected to more than offset the impact of the decrease in revenue and allow us to increase EBITDA. We continue to review our cost structure to enable us to attain our profitability targets and take full advantage of the operating leverage inherent in our business.

We are targeting approximately breakeven net income from continuing operations in 2005, an improvement from the loss from continuing operations excluding one-time items experienced in 2004, mainly as a result of higher EBITDA and decreases in depreciation and amortization expenses and income taxes. The contribution to net income from discontinued operations is expected to be negligible since the activities related to the sale of these operations were substantially completed in 2004.

Planned additions to fixed assets in 2005 are less than 2004 levels, despite additions related to our new office facilities. We will also fund the repurchase of up to 7.3 million shares under the normal course issuer bid we announced in February 2005. We expect to continue financing our capital expenditures and our normal course issuer bid and discharging our liabilities with funds on hand, internally generated funds and available credit facilities.

RISKS AND UNCERTAINTIES

Risks and uncertainties that could cause results or events to differ materially from current expectations include, among other factors:

General and Economic Factors: General economic conditions, consumer confidence and spending, and the demand for and the prices of our solutions affect our business. When there is a decline in growth or uncertainty in the economy or in retail and commercial activity, there tends to be a lower demand for our solutions.

Weak economic conditions may also negatively affect the financial condition and credit risk of our clients. This could increase uncertainty about our ability to collect receivables.

Adoption of eBusiness: Our success depends on widespread use of electronic networks, including the Internet, as ways to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of the markets for these activities and their sustainable rate of growth. Businesses and clients have not adopted eBusiness and its inherent applications as quickly as had been originally expected.

Adoption Rate of our Solutions by Clients: We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our clients and distributors' clients adopt our solutions. It will also depend on the effectiveness of our sales force.

Signing Government Contracts: In order to take advantage of opportunities in the government sector, we must develop an understanding of the complexities of the decision-making process for awarding government contracts as compared to that in companies. For example, our sales efforts must take into account the potential requirement for changes in legislation in order that a government may use our solutions. We must also allow for potential changes in governments and frequent changes in government personnel with whom we may interact.

Response to Industry's Rapid Rate of Change: We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new solution introductions, and short solution life cycles. Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new technologies and solutions, and upgrade existing solutions. We may face additional financial risks as we develop new solutions and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, solutions or enhancements within a reasonable time, or that there will be a market for them. New solutions that use new or evolving technologies could make our existing ones unmarketable, or cause their prices to fall.

Competition: The high-technology market remains very competitive and one in which we compete with large companies, not only in eBusiness, but also with companies of all sizes and competencies in a variety of sectors and industries. Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed. Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing clients and attract new ones. Competition may also come from potential or existing clients who may choose to develop in-house solutions rather than use our solutions.

Pricing: Our traditional pricing structure, based on transaction fees, has been widely accepted by our corporate clients and has provided us with a relatively predictable stream of recurring revenue. If we are not able to apply this pricing structure in the government sector, we may not be able to generate revenue streams of the size or predictability that we have been able to generate in the past.

Operating Results: We have announced plans to focus on the Health sector and rationalize our Finance operations. If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the volume of services our clients purchase throughout the year. In addition, we have a number of major clients representing a significant portion of our revenue. Losing a contract with a major client that we cannot replace or experiencing a significant decrease in the number of transactions we process could have a material adverse effect on us. Most of our major contracts are for a term of three to five years and some come up for renewal in 2005.

Our operating results have fluctuated in the past, mainly because of terminations of existing contracts, reduced revenue from non-core operations, the effect of acquisitions, dispositions and exited activities, and variability in non-recurring revenue. We expect fluctuations to continue in the future. If our operating results fail to meet analysts' expectations, the trading price of our common shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan and achieve our results.

Change of Control following the Sale by BCE: The change of control following the sale by BCE could materially affect us, our prospects, and the market price of our common shares. As a result of the sale, we may no longer be perceived by clients and potential clients as having the same financial backing or financial stability as we did when we were controlled by BCE. As a consequence, certain of our clients may decide not to renew their existing agreements with us when they expire and we may have more difficulty in contracting new clients.

Acquisitions: Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have sufficient resources to complete any acquisition. There could be difficulties in integrating the operations of acquired companies with our existing operations.

Strategic Relationships: We rely on strategic relationships to increase our revenue base, including our relationships with Bell Canada, Visa and MAXIMUS Canada. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on our business and operating results.

Exposure under Contract Indemnities: Under the terms of the stock purchase agreements for the sale of our U.S. Health operations, we have agreed to indemnify the buyers against any damages suffered as a result of a breach of any of the representations, warranties or covenants given by us and our former subsidiary, BCE Emergis Corporation, under these agreements, as well as against certain matters relating to the excluded assets and liabilities and tax matters, subject to caps for certain types of damages. A claim for indemnification under these agreements made by the purchasers of our U.S. Health operations could have a material adverse effect on our business and operating results.

Defects in Software or Failures in the Processing of Transactions: Defects in owned or licensed software solutions, delays in delivery, as well as failures or mistakes in processing electronic transactions could materially harm our business, including our client relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. However, there can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

Security and Privacy Breaches: If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including client relationships, could be materially adversely affected.

Key Personnel: We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. If we are unable to do so, our business could be materially adversely affected.

Protection of Intellectual Property: We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property. If we are unable to do so, our business could be materially adversely affected.

Intellectual Property Infringement Claims: Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results.

Industry and Government Regulation: Governments could implement policies adversely affecting our business. Governmental policies adversely affecting our business could be implemented by legislation, executive order, administrative order, or otherwise.

CRITICAL ACCOUNTING ESTIMATES

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our Consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our Consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgements which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amounts currently presented in the Consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement, and are based on factors that are highly uncertain.

The following details our significant accounting policies that require our judgement and estimates:

Revenue recognition: We sometimes sell our solutions under arrangements that include multiple elements. In these instances, the elements of the arrangements may be delivered at different times, requiring the determination of the appropriate time to recognize the revenue. This determination requires us to assess whether any of the undelivered elements is essential to the functionality of the solution, as well as the fair value of each of the undelivered elements. The period over which the revenue related to such arrangements is recognized depends on the outcome of such assessments.

Allowances for doubtful accounts: We maintain allowances for losses that we expect will result from clients who do not make their required payments. We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

Disposal of long-lived assets and discontinued operations: Effective May 1, 2003, we adopted the requirements of the CICA Handbook, Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. This section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and Section 3475, Discontinued Operations. It provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lesser of its cost and its fair value, less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets. In 2004, we sold our U.S. Health, eSecurity and webdoxs operations. Accordingly, they were reported as discontinued operations.

We wrote down the carrying value of our investment in our PPO operations to the sale price, resulting in a $77.3 million charge at the end of the fourth quarter of 2003.

Valuation of goodwill and other intangible assets: Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets of the CICA Handbook require that goodwill and intangible assets with an indefinite life no longer be amortized to earnings; they must instead be assessed for impairment on an annual basis by applying a fair value test at the reporting segment level. Any impairment losses are recognized to the extent that the carrying value of goodwill exceeds the implied fair value and are charged to earnings in the year in which they occur.

The standards also require that acquired intangible assets be recognized separately if the benefit of the intangible assets is obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The determination of the useful lives of intangible assets may be difficult to assess and may require considerable judgement and analysis. Intangible assets with an indefinite life are not amortized, but are periodically tested for impairment (at least annually).

We determine the fair value of the reporting segments from internally and externally developed valuation models, using a market or income approach. These models consider various factors, including normalized earnings (cash flows), projected forward earnings (cash flows), price earnings multiples and discount rates. We use judgement to estimate the fair value of the reporting segments. Actual results could affect the reported value of goodwill and other intangible assets. At the end of 2004, we assessed the carrying value of goodwill and other intangible assets included in continuing operations and concluded that there was no impairment.

Restructuring and other charges: On certain occasions, we may decide to restructure or divest of some of our operations. At these times, we may also develop formal plans for exiting businesses and activities as part of the restructuring initiatives we intend to undertake. These plans require contractual commitments or other formal engagements with regard to severance and other costs for which liabilities as well as expenses are recognized. Furthermore, a write-down may be taken which represents the excess of the carrying value of a business over the total of discounted cash flow expected from its use and eventual disposition. We may also have to adjust previously reported restructuring and other charges when payments are made or other commitments or liabilities are incurred under a previous plan. There may also be additional charges for new restructuring initiatives. We recorded restructuring and other charges of $18.7 million in 2004 ($38.2 million in 2003). These charges related to the streamlining of our organizational structure and the write-down of the value of certain assets.

Income taxes: We use judgement when estimating income taxes and future income tax assets and liabilities. In preparing the financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure, as well as assessing temporary differences that result from the difference in treatment for accounting and tax purposes and the availability of loss carry forwards.

The temporary differences and tax loss carry forwards result in future income tax assets and liabilities, which are included on our Consolidated balance sheet.

We are required to assess whether it is more likely than not that future income tax assets will be realized and, based on all available evidence, determine if an adjustment is required on all or a portion of the recognized future income tax assets. Factors considered in the assessment of the likelihood of realization include our forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets, and the remaining period of loss carry forwards.

As a result of the termination of a tax loss monetization arrangement with Bell Canada in May 2004, we were no longer able to support future tax assets. We therefore wrote down $56.0 million in future tax assets in the second quarter of 2004. In addition, tax-effected temporary differences totalling $11.0 million have not been recorded since that time. The future tax assets deemed unlikely to be realized for financial reporting purposes consist mainly of differences between tax values and accounting values of depreciable assets. Given that such differences can be carried forward indefinitely and are for the most part transferable upon change of control, these tax assets may ultimately be realized.

Legal contingencies: In the normal course of business, we become involved in various litigation matters. Pending litigation may represent potential financial loss to our business. We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on available information. We estimate the amount of the loss by consulting with outside legal counsel whom we hire to manage our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies. Certain litigation, if decided against us, could have a material adverse effect on us, although at this time we do not believe that any such litigation is likely to succeed.

RECENTLY ADOPTED ACCOUNTING POLICIES

Impairment of long-lived assets: The CICA recently issued new Handbook Section 3063, Impairment of long-lived assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, we adopted and applied the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. For further information, see Note 12 to our Consolidated financial statements.

Hedging relationships: Effective January 1, 2004, we adopted Accounting Guideline 13, Hedging relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship;
- application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship;
- formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment; and,
- the derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

In the first quarter of 2004, we entered into currency forward contracts to maintain the value of our foreign investments, where a large part of the net proceeds of the sale of our U.S. Health operations were being held. We have provided the disclosure required by this new accounting guideline in Note 23 to our Consolidated financial statements.




Emergis

>>> News release

Emergis announces departure of CFO

Montréal, March 14, 2005 – Emergis Inc. (TSX: EME) today announced that John Valentini, its Chief Financial Officer, will be leaving the Company as of the beginning of April, to pursue another career opportunity.

"Mr. Valentini has made an important contribution to the Company since joining in 2002, including arrangements for the sale of our U.S. Health operations and the execution of streamlining activities," said François Côté, President and Chief Executive Officer of Emergis. "He leaves behind a solid finance organization and rigorous internal controls to support the business moving forward."

Emergis has completed and filed its audited financial statements for 2004 on March 9, 2005, and has started an external search for candidates for the CFO position. John Gutpell, currently Vice-President, Investor Relations and Corporate Communications of Emergis, will assume the functions of the CFO on interim basis.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the leading health insurance companies, the top financial institutions, government agencies and some 1,900 pharmacies, and to large enterprises in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT MARCH 14, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information: Please note the new numbers:
Media: Ann-Marie Gagné 450 928-6361
Investors: John Gutpell 514 951-3164



>>> News release

Emergis acquires NDCHealth's Canadian claims processing and pharmacy systems businesses

Montréal, March 17, 2005 – Emergis Inc. (TSX: EME) today announced that it has acquired the Canadian claims processing business of NDCHealth Corporation of Atlanta, Georgia (NYSE: NDC) and that it has reached agreement with NDCHealth to acquire its Canadian pharmacy systems business. The claims processing business offers drug and dental insurance claims transport and switching to insurance carriers and adjudicators, and the pharmacy systems business offers technology solutions to pharmacies. Total consideration for the two businesses is C$17.5 million in cash. The pharmacy systems transaction is scheduled to close before the end of March, subject to certain closing conditions.

"The acquisition of these NDCHealth businesses is clearly in line with our strategy to strengthen our position in the Canadian health technology sector and complement our existing operations," said François Côté, President and Chief Executive Officer of Emergis. "The claims processing business is a significant addition to our drug and dental specialized network operations, bringing in important new clients to us. The pharmacy systems business brings in major pharmacy chains as clients, and expands our presence in pharmacy solutions across Canada."

NDCHealth's Canadian claims processing business, based in Toronto, provides specialized network and claims processing services that support the electronic exchange of more than 70 million drug and dental insurance claims annually between health providers and insurance or adjudication companies. Its Canadian pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process as well as an integrated point-of-service solution for in-store operations. With the pharmacy systems acquisition, Emergis estimates that the number of pharmacies, for which it provides technology solutions, will increase by about 500 to approximately 2,400.

The two transactions are expected to generate approximately $10 million in additional revenue annually for Emergis.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the leading health insurance companies, the top financial institutions, government agencies and about 1,900 pharmacies, and to large enterprises in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change, competition, pricing, operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT MARCH 17, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information: PLEASE NOTE NEW NUMBERS
Media: Ann-Marie Gagné 450 928-6361
Investors: John Gutpell 450 928-6856





>>> News release

Emergis extends contract with Money Express Financial

Montréal, February 9, 2005 — Emergis Inc. (TSX: EME) today announced that it has extended its transaction processing reseller agreement with Money Express Financial Inc. (MONEX) of Ontario. Under the new five-year agreement, Emergis will continue to provide debit and credit online authorization and settlement, as well as a service desk to support merchants who use the MONEX point-of-sale (POS) solutions.

"Independent service organisations (ISO) represent a new and growing channel for POS services and we are strengthening our position as an important non-bank player in that market in Canada through the increasing volume of transactions we are processing for MONEX and its clients," said François Côté, President and Chief Executive Officer of Emergis. "We also want to take this business further by being among the first companies to market with new payment methods such as smartcards and debit over the Internet, which should be introduced in Canada shortly."

In addition to ISOs, Emergis offers third-party processors and large retailers, such as petroleum companies, a platform to electronically verify and process credit and debit transactions. Emergis collects data from POS devices such as electronic cash registers and credit card swipe terminals, routes and processes it through an internally developed online, real-time transaction-processing system. Emergis then returns the information required to complete the transaction to the POS device, and provides a full audit trail for reporting purposes.

MONEX is an independent service organisation that provides point-of-sale bank-neutral solutions to merchants. It has grown to become the premier private supplier of debit and credit terminals in Canada with over 4,000 terminals deployed in 2 years of POS operations. MONEX owns 100% of its distribution channel and preserves the branding and stability of its products and salesforce. MONEX will be launching its own gift card and loyalty applications by July 2005 that run exclusively on the MONEX server platform and will further enhance the dominance of the MONEX brand name in the Canadian marketplace.

"Two years ago, we chose to partner with Emergis because of its flexible and comprehensive POS solution which includes customer service. These are again the main reasons why we are extending our relationship with Emergis today," said John Gedeon, President of MONEX. "We have been able to grow our business faster than expected with Emergis' hosted processing services and support."

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the top six banks, leading health insurance companies, government agencies and some 2,000 pharmacies, and to large enterprises in the U.S. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, the change of control following the divestiture by BCE Inc. of its holdings in Emergis, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 9, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information:
Emergis:
Media: Ann-Marie Gagné 514 868-2361
Investors: John Gutpell 514 868-2232

Money Express:
www.monexgroup.com


Emergis

> > > News release

Emergis announces a normal course issuer bid

Montréal, February 14, 2005 – Emergis Inc. (TSX: EME) today announced its intention to initiate a normal course issuer bid through the facilities of the Toronto Stock Exchange. Purchases made pursuant to the bid will not exceed 7,269,000 common shares, representing approximately 10% of the public float as at January 31, 2005. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from February 16, 2005 to February 15, 2006.

Emergis believes that the purchase of its common shares represents an appropriate use of a portion of its available funds in light of current trading prices of the common shares of Emergis.

As previously announced, Emergis will continue to focus on growing its eHealth business, both organically and through acquisitions, and on taking advantage of market expansion in the public health care sector. Emergis is currently pursuing potential acquisitions in eHealth.

Furthermore, Emergis will continue to explore opportunities to rationalize its diverse portfolio of eFinance assets, as well as grow the more promising product lines in this segment. This rationalization may lead to the disposition in the short term of one or two product lines. While each of these transactions, if carried out, would have an impact on previously announced 2005 revenue and EBITDA targets, they are aimed at increasing overall shareholder value. No firm offers have been received to date and there can be no assurance that such dispositions will be completed.

About Emergis
Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the top six banks, leading health insurance companies, government agencies and some 2,000 pharmacies, and to large enterprises in the U.S. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, the change of control following the divestiture by BCE Inc. of its holdings in Emergis, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 14, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information:
Media: Ann-Marie Gagné 514 868-2361
Investors: John Gutpell 514 868-2232